Exhibit 99.2
Management’s Responsibility for Financial Position
To the Shareholders of Enerflex Ltd.
The accompanying consolidated financial statements and all information in the Annual Report have been prepared by Management and approved by the Board of Directors of the Company. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and, where appropriate, reflect Management’s best estimates and judgments. Management is responsible for the accuracy, integrity, and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that in the consolidated financial statements.
To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in Management’s Annual Report on Internal Control Over Financial Reporting on page
M-49
of Management’s Discussion and Analysis.
The Audit Committee is appointed by the Board of Directors annually, and is comprised exclusively of outside, independent directors. The Audit Committee meets with management, as well as with the external auditors, Ernst & Young LLP, to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The external auditors have direct access to the Audit Committee of the Board of Directors.
The consolidated financial statements have been audited independently by Ernst & Young LLP on behalf of the shareholders in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB). Their report outlines the nature of their audits and expresses their opinion on the consolidated financial statements.

[signed] “Marc E. Rossiter” Marc E. Rossiter President, Chief Executive Officer, and Director February 28, 2024	[signed] “Preet Dhindsa” Preet Dhindsa Interim Chief Financial Officer

Annual Report
2023

Management’s Responsibility for Internal Control Over Financial Reporting
To the Shareholders of Enerflex Ltd.
The following report is provided by Management in respect of Enerflex Ltd. (“Enerflex” or the “Company”) internal control over financial reporting as defined in Rules
13a-15f
and
15d-15f
under the United States Securities Exchange Act of 1034 and National Instrument
52-109
Certification of Disclosure in issuers’ Annual and Interim Filings.
Disclosure controls and procedures are designed to ensure that information required to be disclosed in Enerflex’s financial reports is recorded, processed, summarized and reported to the Company’s Management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating disclosure controls and procedures, Management recognizes that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Due to the inherent limitations of control systems, not all misstatements may be detected. For example, there may be faulty judgments in decision-making or breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the acts of individuals, by collusion of two or more people, or by Management override of the control. Controls and procedures can only provide reasonable, not absolute, assurance that the desired control objectives have been met.
Management is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). In conjunction with the Company’s listing on the New York Stock Exchange, Management undertook the implementation of a U.S. SOX Compliance program to augment the Company’s existing controls as required by Canadian regulations to which Enerflex remains subject. As part of this program in 2023, Management:

•	Established an internal SOX compliance team to manage overall program planning and execution;

•
Engaged an experienced third-party advisory firm with relevant subject matter expertise and significant resources to support Management and the internal SOX compliance team with the design, implementation and execution of several compliance initiatives;

•	Developed and refined internal control designs and processes;

•	Enhanced control framework documentation and risk assessment;

•	Trained control owners on the execution and documentation of internal controls;

•	Enhanced documentary evidence of controls;

•	Planned and executed testing to assess the effectiveness of internal controls, communicate deficiencies to control owners, and develop and execute remediation plans; and

•	Established an Internal Control Steering Committee to drive SOX compliance program accountability throughout the Company.
Under the supervision, and with the participation, of Enerflex’s Management, including the CEO and Interim CFO, the Company conducted an evaluation of the effectiveness of its ICFR as of December 31, 2023. In conducting this evaluation, Management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 Framework). Based on the Company’s evaluation, Management concluded that its disclosure controls and procedures and its ICFR were not effective as of December 31, 2023.
The Company is required to report any material weaknesses in the design or operating effectiveness of ICFR. A material weakness is a deficiency (or a combination of deficiencies) in ICFR, such that there is a reasonable

Annual Report
2023

possibility that a material misstatement of the Company’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis. Enerflex identified control deficiencies that, in aggregate, constitute material weaknesses in three components of internal control as defined by the COSO 2013 Framework, specifically the control activities, information and communication, and monitoring components.
In 2023, the Company underwent significant expansion of operations and revenue growth following the acquisition of Exterran in October 2022. As a consequence of this transaction, Enerflex was required to be compliant with SOX by December 31, 2023. Despite efforts to achieve compliance with SOX by December 31, 2023, the Company was unable to assert that its system of internal control was effective as of December 31, 2023. Enerflex has identified the following four material weaknesses in ICFR that impact its financial statement accounts:

•	Lack of consistent written policies and control procedures designed to be sufficiently precise to prevent and detect errors that have the potential to aggregate to a material amount;

•	Insufficient evidencing and retention of documentation to support the review and approval of various controls;

•
An ineffective information and communication process resulting from insufficient design and operation of control activities and inconsistent validation of the accuracy and completeness of information used in the execution of internal controls, primarily related to reports used to extract information from financial reporting systems and spreadsheets that utilize the extracted data; and

•
As a consequence of the above material weaknesses the Company was unable to achieve effective monitoring, as controls did not operate over a sufficient period to enable an evaluation of operating effectiveness.

Due to the above, Management, including the CEO and Interim CFO, has concluded that the Company’s ICFR was not effective as of December 31, 2023.
The material weaknesses did not result in any restatements of consolidated financial statements previously reported by Enerflex and there were no changes in previously released financial results. Accordingly, Management has concluded that the Financial Statements included in this report present fairly, in all material respects, the Company’s financial position, results of operations, and cash flows for the periods presented, in conformity with IFRS. While there were no material accounting errors identified, there is a possibility that material misstatements in the Company’s Financial Statements will not be prevented or detected on a timely basis because of the material weaknesses.
Remediation Plan and Activities:
Management and the Board of Directors of the Company are committed to maintaining a strong internal control environment, including continued investment in the Company’s SOX Compliance Program and prompt remediation of the material weaknesses described above. With oversight of the Audit Committee of Enerflex’s Board of Directors, management has evaluated its control environment and designed a remediation plan to address the material weaknesses and enhance its internal control environment.
In addition to work underway as part of the Company’s 2024 SOX Compliance Program, the remediation plan includes the following activities:

•	Enhancing regional resources to support remediation of control activities and improve documentary evidence protocols at the control execution level;

•	Engaging additional experienced third-party advisors on various compliance initiatives, including monitoring of control remediation;

Annual Report
2023

•
Improving the design of existing controls and supporting policies by enhancing process documentation and refining precision levels in policies and procedures to facilitate the detection and prevention of errors that have the potential to aggregate to a material amount;

•
Training control owners to support compliance efforts with existing and enhanced policies that establish steps and procedures required to be performed in executing and documenting internal controls, particularly in relation to information used in controls;

•
Engaging individuals with project management expertise to ensure execution of the steps and procedures required to be performed in executing and documenting internal controls, in line with a project plan, a timeline and enhanced resources to evaluate the operating effectiveness of internal controls;

•	Establishing a cross-regional project management committee to improve information flow; and

•
Increasing the frequency of engagement between the internal controls and procedures implementation team, senior management, Enerflex’s external auditor and the Audit Committee to review progress on remediation activities.

As the Company continues to evaluate and work to improve its internal control over financial reporting, Management may determine it necessary to take additional measures to address control deficiencies. The control environment cannot be considered remediated until the applicable controls operate for a sufficient period and management has concluded, through testing, that the controls are operating effectively. Management is committed to implementing the remediation plan throughout 2024 and believes it has committed sufficient resources to remediate the material weaknesses as soon as possible.
Changes in Internal Control Over Financial Reporting:
Management regularly reviews its system of ICFR and makes changes to the Company’s processes and systems to improve controls and increase efficiency including, but not limited to, the changes set forth under “Remediation Plan and Activities”, with a view to ensuring that the Company maintains an effective internal control environment. Other than is disclosed in this MD&A, there have been no significant changes in the design of the Company’s ICFR during the twelve months ended December 31, 2023, that would materially affect, or is reasonably likely to materially affect, the Company’s ICFR.
Ernst & Young LLP, who has audited the consolidated financial statements of Enerflex for the year ended December 31, 2023, has also issued a report on ICFR under the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Their report outlines the nature of their audits and expresses their opinion on the consolidated financial statements.

[signed] “Marc E. Rossiter” Marc E. Rossiter President, Chief Executive Officer, and Director February 28, 2024	[signed] “Preet Dhindsa” Preet Dhindsa Interim Chief Financial Officer

Annual Report
2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Enerflex Ltd.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Enerflex Ltd. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of loss, comprehensive loss, cash flows and changes in equity for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework),” and our report dated February 28, 2024 expressed an adverse opinion thereon.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Measurement of revenue recognized from the supply of engineered systems

Description of the Matter
For the year ended December 31, 2023, the Company recognized $1,732.2 million of revenue from the supply of engineered systems. As described in notes 3r, 5 and 25 to the consolidated financial statements, revenues from the supply of engineered systems typically involve engineering, design, manufacture, installation and start-up
of equipment recognized on a
percentage-of-completion
basis proportionate to the costs incurred in the construction of the project.

How We Addressed the Matter in Our Audit
Auditing the Company’s measurement of the revenue recognized related to engineered systems projects where the Company had not fulfilled all performance obligations of the contract’s scope of work at December 31, 2023 was determined to be a critical audit matter as it involved especially subjective auditor judgement because the percentage-of-completion
accounting related to these projects involves subjective management assumptions about estimates of the expected margin to be earned and the estimated remaining costs to complete for each project.

To test the estimate of the measurement of revenue recognized based on the percentage-of-completion
accounting, we performed audit procedures that included, among others, evaluating a sample of contractual arrangements, including pricing and billing terms, change orders and terms and conditions impacting revenue recognition, if any. For a sample of projects, we obtained an understanding of the projects’ performance throughout the year and at year-end
through inquiries with project managers from the contract project team. We evaluated the reasonableness of management’s assumptions for estimated costs to complete by comparing the key inputs in the initial budget to actual costs incurred, and assessing trends based on our knowledge of similar projects. We evaluated the reasonableness of management’s historical assumptions of estimated costs to complete by comparing previous cost estimation forecasts to actual results.

Evaluation of goodwill impairment

Description of the Matter
At December 31, 2023, the Company’s goodwill was $571.8 million. As disclosed in notes 3a, 5, 15 and 36 to the consolidated financial statements, for the purposes of its impairment assessment, goodwill is allocated to cash generating units, which the Company has determined to be its operating segments. Goodwill is tested for impairment annually, or at any time an indicator of impairment exists. During the year ended December 31, 2023, the Company performed its impairment tests which resulted in the Company recording $87.2 million of goodwill impairment allocated to its Latin America operating segment. No impairment was recorded in the other operating segments.

Auditing the recoverable amounts in the Company’s goodwill impairment tests was determined to be a critical audit matter as it involved significant estimation uncertainty and judgement primarily due to the sensitivity of the respective operating segments’ estimated recoverable amounts to underlying significant assumptions. Significant assumptions included cash flow projections, discount rates, revenue growth rate, operating margins and terminal growth rate, which are affected by expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit
To test the estimated recoverable amounts of the Company’s operating segments, our audit procedures included, among others, assessing management’s methodologies and testing the significant assumptions discussed above and the completeness and accuracy of underlying data used by the Company in its analysis. We involved our valuation specialists to assess the Company’s impairment models, valuation methodology applied, and certain significant assumptions, including the discount rate and terminal growth rate. We compared commodity price forecasts used in management’s estimated bookings calculation to external industry outlook data. We also assessed the historical accuracy of management’s estimates and performed sensitivity analyses on significant assumptions to evaluate the changes in the recoverable amounts of the operating segments that would result from changes in the assumptions.

/s/ Ernst & Young LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2010.
Calgary, Canada
February 28, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Enerflex Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited Enerflex Ltd.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework)
 (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Enerflex Ltd. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses with respect to (1) written policies and control procedures that were not designed with a sufficient level of precision (2) insufficient evidencing and retention of documentation to support the review and approval of various controls (3) insufficient design and operation of control activities and validation of the accuracy and completeness of information used in execution of internal controls, and (4) controls did not operate over a sufficient period to enable an evaluation of operating effectiveness.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of loss, comprehensive loss, cash flows and changes in equity for the years then ended and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated February 28, 2024 which expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included under the heading Internal Control Over Financial Reporting contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards

Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young LLP
Chartered Professional Accountants
Calgary, Canada
February 28, 2024
CONSOLIDATED

FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

($ Canadian thousands)	December 31, 2023	December 31, 2022 1
Assets
Current assets
Cash and cash equivalents (Note 7)	$126,089	$253,776
Short-term investments	14,425	-
Accounts receivable (Note 8)	525,854	455,841
Contract assets (Note 8)	230,455	186,259
Inventories (Note 9)	389,398	369,298
Work-in-progress related to finance leases (Note 9)	-	41,986
Current portion of finance leases receivable (Note 13)	56,982	60,020
Income taxes receivable (Note 22)	4,090	10,397
Derivative financial instruments (Note 30)	594	901
Prepayments	76,579	71,398
Assets held for sale (Note 10)	9,225	-
Total current assets	1,433,691	1,449,876
Property, plant and equipment (Note 11)	136,472	152,505
Energy infrastructure assets (Note 11)	1,143,668	1,237,550
Contract assets (Note 8)	178,928	223,179
Lease right-of-use assets (Note 12)	82,213	78,372
Finance leases receivable (Note 13)	212,557	234,484
Deferred tax assets (Note 22)	27,520	21,857
Intangible assets (Note 14)	73,245	102,773
Goodwill (Note 15)	571,810	674,396
Other assets (Note 16)	51,876	83,076
Total assets	$3,911,980	$4,258,068
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (Note 17)	$561,120	$628,086
Provisions (Note 18)	25,976	18,826
Income taxes payable (Note 22)	73,530	74,086
Deferred revenue (Note 19)	392,371	366,085
Current portion of long-term debt (Note 20)	52,904	27,088
Current portion of lease liabilities (Note 21)	25,453	20,125
Derivative financial instruments (Note 30)	1,019	977
Other current liabilities	7,936	-
Liabilities associated with assets held for sale (Note 10)	6,319	-
Total current liabilities	1,146,628	1,135,273
Deferred revenue (Note 19)	29,485	33,435
Long-term debt (Note 20)	1,162,014	1,363,237
Lease liabilities (Note 21)	75,259	72,908
Deferred tax liabilities (Note 22)	86,502	88,550
Other liabilities	18,070	21,757
Total liabilities	$2,517,958	$2,715,160
Shareholders’ equity
Share capital (Note 23)	$591,598	$589,827
Contributed surplus (Note 24)	660,030	660,072
Retained earnings	40,892	164,200
Accumulated other comprehensive income	101,502	128,809
Total shareholders’ equity	1,394,022	1,542,908
Total liabilities and shareholders’ equity	$3,911,980	$4,258,068

1
Certain balances as at December 31, 2022 have been
re-presented
as a result of measurement period adjustments for the acquisition of Exterran as required by IFRS 3 “Business Combinations”, refer to Note 6 “Acquisition” for more information.

See accompanying notes to the consolidated financial statements, including Note 33 “Guarantees, Commitments, and Contingencies”.

Consolidated Financial Statements | 2023 Annual Report	F-1

CONSOLIDATED STATEMENTS OF LOSS

	Years ended December 31,

($ Canadian thousands, except per share amounts)	2023	2022

Revenue (Note 25)	$3,162,095	$1,777,798

Cost of goods sold	2,544,949	1,455,082

Gross margin	617,146	322,716

Selling, general and administrative expenses	395,875	301,242

Foreign exchange loss	58,933	19,202

Operating income	162,338	2,272

Gain (loss) on disposal of property, plant and equipment (Note 11)	(2,146)	199

Loss on short-term investments	(17,624)	-

Equity earnings from associates and joint ventures	2,464	4,719

Impairment of goodwill (Note 15)	(87,168)	(48,000)

Earnings (loss) before finance costs and income taxes	57,864	(40,810)

Net finance costs (Note 28)	126,392	38,923

Loss before income taxes	(68,528)	(79,733)

Income taxes (Note 22)	42,396	21,210

Net loss	$(110,924)	$(100,943)

Loss per share – basic (Note 29)	$(0.90)	$(1.04)

Loss per share – diluted (Note 29)	$(0.90)	$(1.04)

Weighted average number of shares – basic	123,834,242	97,045,917

Weighted average number of shares – diluted	123,834,242	97,045,917
See accompanying notes to the consolidated financial statements.

F-2

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Years ended December 31,

($ Canadian thousands)	2023	2022

Net loss	$(110,924)	$(100,943)

Other comprehensive income (loss):

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:

Change in fair value of derivatives designated as cash flow hedges, net of income tax recovery	(363)	360

(Gain) loss on derivatives designated as cash flow hedges transferred to net loss, net of income tax expense	29	(389)

Unrealized gain (loss) on translation of foreign-denominated debt	18,728	11,779

Unrealized gain (loss) on translation of financial statements of foreign operations	(45,701)	72,406

Other comprehensive income (loss)	$(27,307)	$84,156

Total comprehensive loss	$(138,231)	$(16,787)
See accompanying notes to the consolidated financial statements.

Consolidated Financial Statements | 2023 Annual Report	F-3

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,

($ Canadian thousands)	2023	2022
Operating Activities
Net loss	$(110,924)	$(100,943)
Items not requiring cash and cash equivalents:
Depreciation and amortization	267,519	128,287
Equity earnings from associates and joint ventures	(2,464)	(4,719)
Deferred income taxes (Note 22)	(10,863)	3,265
Share-based compensation expense (Note 26)	7,652	16,162
(Gain) loss on disposal of property, plant and equipment (Note 11)	2,146	(199)
Loss on short-term investments	17,624	-
Impairment of energy infrastructure assets (Note 11)	1,726	1,233
Impairment of goodwill (Note 15)	87,168	48,000
	259,584	91,086
Net change in working capital and other (Note 32)	13,727	(71,318)
Cash provided by operating activities	$273,311	$19,768

Investing Activities
Net cash acquired from Acquisition (Note 6)	$-	$133,218
Additions to:
Property, plant and equipment (Note 11)	(21,818)	(8,043)
Energy infrastructure assets (Note 11)	(121,160)	(107,797)
Intangibles (Note 14)	(6,481)	-
Proceeds on disposal of:
Property, plant and equipment (Note 11)	7,514	416
Energy infrastructure assets (Note 11)	32,336	15,907
Purchase of short-term investments	(32,049)	-
Investment in associates and joint ventures	-	(5,950)
Dividends received from associates and joint ventures	-	3,094
Net change in working capital associated with investing activities	(17,230)	12,403
Cash provided by (used in) investing activities	$(158,888)	$43,248

Financing Activities
Net proceeds from (repayment of) the Revolving Credit Facility (Note 20)	$(137,343)	464,624
Issuance of the Notes	-	797,629
Issuance (repayment) of the Term Loan (Note 20)	(26,746)	207,062
Repayment of assumed debt on Acquisition	-	(1,022,112)
Repayment of the Notes on Acquisition	-	(285,722)
Repayment of the Bank Facility on Acquisition	-	(31,213)
Net proceeds from (repayment of) the Asset-Based Facility on Acquisition	-	(39,295)
Lease liability principal repayment (Note 21)	(20,422)	(15,758)
Dividends	(12,378)	(8,969)
Stock option exercises (Note 23)	1,279	260
Deferred transaction costs	(4,884)	(54,652)
Cash provided by (used in) financing activities	$(200,494)	$11,854
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	$(41,616)	$6,148
Increase (decrease) in cash and cash equivalents	(127,687)	81,018
Cash and cash equivalents, beginning of period (Note 7)	253,776	172,758
Cash and cash equivalents, end of period (Note 7)	$126,089	$253,776
See accompanying notes to the consolidated financial statements.

F-4

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

($ Canadian thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation adjustments	Hedging reserve	Accumulated other comprehensive income	Total

At January 1, 2022	$375,524	$658,615	$274,962	$44,544	$109	$44,653	$1,353,754
Net loss	-	-	(100,943)	-	-	-	(100,943)
Other comprehensive income	-	-	-	84,185	(29)	84,156	84,156
Common shares issued (Note 6 and 23)	213,942	-	-	-	-	-	213,942
Effect of stock option plans (Note 23 and 24)	361	1,457	-	-	-	-	1,818
Dividends	-	-	(9,819)	-	-	-	(9,819)
At December 31, 2022	$589,827	$660,072	$164,200	$128,729	$80	$128,809	$1,542,908
Net loss	-	-	(110,924)	-	-	-	(110,924)
Other comprehensive loss	-	-	-	(26,973)	(334)	(27,307)	(27,307)
Effect of stock option plans (Note 23 and 24)	1,771	(42)	-	-	-	-	1,729
Dividends	-	-	(12,384)	-	-	-	(12,384)
At December 31, 2023	$591,598	$660,030	$40,892	$101,756	$(254)	$101,502	$1,394,022
See accompanying notes to the consolidated financial statements.

Consolidated Financial Statements | 2023 Annual Report	F-5

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
(All amounts in thousands of Canadian dollars, except per share amounts or as otherwise noted.)
NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY
Enerflex Ltd. (“Enerflex” or “the Company”) deploys and services high-quality sustainable energy infrastructure tailored to customers’ needs – from individual, modularized products and services to integrated custom solutions. A leading energy services company, the Company’s vertically integrated suite of product offerings includes processing, cryogenic, compression, electric power, and treated water solutions, spanning all phases of a project’s lifecycle, from front-end
engineering and design to after-market service. Enerflex’s infrastructure business has proven expertise in delivering low-carbon
solutions, including carbon capture utilization and storage, electrification, renewable natural gas, and hydrogen solutions.
Headquartered in Calgary, Alberta, Canada, Enerflex’s registered office is located at 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada. Enerflex has approximately 4,800 employees worldwide. Enerflex, its subsidiaries, interests in associates and joint operations, operate in over 70 locations globally, including Canada, the United States of America (“USA”), Argentina, Bolivia, Brazil, Colombia, Mexico, Peru, the United Kingdom, United Arab Emirates (“UAE”), Bahrain, Oman, Egypt, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, Indonesia, and Thailand. Enerflex operates four business segments and reports in three business segments: Canada and USA, which combine into the North America (“NAM”) reporting segment, Latin America (“LATAM”) which includes our operations in Mexico and South America, and Eastern Hemisphere (“EH”) which includes the Company’s international operations in Europe, Africa, the Middle East, Australia, and Asia.
The following table represents material subsidiaries of the Company as at December 31, 2023:

Name	Jurisdiction of Incorporation	Ownership	Operating Segment

Enerflex Ltd.	Canada	Public Shareholders	North America

Enerflex International Holdings Ltd.	Barbados	100 percent	Eastern Hemisphere

Enerflex Energy Systems Inc.	Delaware, USA	100 percent	North America

Enerflex US Holdings Inc. 1	Delaware, USA	100 percent	North America

Exterran Energy Solutions, LP	Delaware, USA	100 percent	North America

Enerflex Energy Systems (Australia) PTY Ltd.	Australia	100 percent	Eastern Hemisphere

Enerflex Middle East LLC	Oman	70 percent 2	Eastern Hemisphere

Enerflex Middle East WLL	Bahrain	100 percent	Eastern Hemisphere

Enerflex Holding Company NL B.V.	Netherlands	100 percent	Eastern Hemisphere

Exterran Middle East LLC	Oman	100 percent	Eastern Hemisphere
1
Formerly named Exterran Corporation.
2
Enerflex indirectly owns 100 percent of Enerflex Middle East LLC.
NOTE 2. BASIS OF PRESENTATION

(a)	Statement of Compliance
These consolidated financial statements (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and were approved and authorized for issue by the Board of Directors (the “Board”) on February 28, 2024. Certain prior period amounts have been reclassified to conform with current period’s presentation.

F-6

(b)	Basis of Presentation and Measurement
These Financial Statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in Note 3
“Summary of Material Accounting Policies”
. The accounting policies described in Note 3 and Note 4
“Changes in
Accounting Policies”
have been applied consistently to all periods presented in these Financial Statements. Standards and guidelines issued but not yet effective for the current accounting period are described in Note 4 under the
“New Accounting Pronouncements”
sub-section.
Management performed a review of the presentation of certain selling, general and administrative expenses (“SG&A”). Following its review, the Company has disaggregated foreign exchange loss and loss on short-term investments from SG&A and presented them separately within the consolidated statements of loss. This disaggregation provides more relevant information and reflects the impact of the ongoing devaluation of the Argentine peso, caused by high inflation. More information can be found in Note 30
“
Financial Instruments
”
. For the year ended December 31, 2022, the impact of this disaggregation resulted in SG&A of
$301 million and foreign exchange loss of $19 million compared to the previously reported SG&A of $320 million which included the aforementioned foreign exchange loss. The Company did not report any gain or loss on short-term investments for the year ended December 31, 2022. There was no impact to operating income for the year ended December 31, 2022 as a result of this disaggregation.

(c)	Functional Currency and Presentation Currency
These Financial Statements are presented in Canadian dollars, which is the Company’s presentation currency, rounded to the nearest thousand, except per share amounts or as otherwise noted. Transactions of the Company’s individual entities are recorded in their own functional currency based on the primary economic environment in which it operates.

(d)	Use of Estimates and Judgment
The timely preparation of these Financial Statements requires that Management make judgments, estimates, and assumptions based on existing knowledge that affect the application of accounting policies and the reported amounts and disclosures. Actual results could differ from these estimates and assumptions. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgments used in the preparation of the Financial Statements are described in Note 5
“Significant Accounting Estimates and Judgment”
.

(e)	Basis of Consolidation
These Financial Statements include the accounts of the Company and its subsidiaries. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date that control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies. All intra-group balances, income and expenses, and unrealized gains and losses resulting from intra-group transactions are eliminated in full.
NOTE 3. SUMMARY OF MATERIAL ACCOUNTING POLICIES

(a)	Business Combinations and Goodwill
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value on the date of the acquisition. Acquisition costs incurred are expensed and included in SG&A, except for those associated with the issuance of debt, which are included in the initial carrying amount of the liability. Results of operations of businesses acquired are included in the Company’s consolidated financial statements from the date of acquisition.
Goodwill arising on an acquisition of a business is initially measured at cost, being the excess of the aggregate of the consideration transferred over the net identifiable assets acquired and liabilities assumed. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.
Goodwill allocated to a group of cash-generating units (“CGUs”) is reviewed for impairment annually, or when there is an indication that a related group of CGUs may be impaired. Impairment is determined by assessing the recoverable amount of the group of CGUs to which the goodwill relates. Where the recoverable amount of the group of CGUs is less than the carrying amount of the CGUs and related goodwill, an impairment loss is recognized in the consolidated statements of earnings. Impairment losses on goodwill are not reversed.

Notes to the Consolidated Financial Statements	F-7

(b)	Investments in Associates and Joint Ventures
Investments in associates and joint ventures are accounted for under the equity method. Under this method, the investment is carried on the consolidated statements of financial position at cost plus post-acquisition changes in the Company’s share of net assets of the associate or joint venture. The significant associates and joint ventures held by the Company are as follows:

●	45 percent interest in Roska DBO Inc. (“Roska DBO”).
●	65 percent interest in a joint venture in Brazil.
The consolidated statements of earnings reflect the Company’s share of the results of operations of associates and joint ventures. Unrealized gains and losses resulting from transactions between the Company and associates are eliminated to the extent of the interest in the associate or joint venture.
The Company’s share of profits from associates and joint ventures is shown on the face of the consolidated statements of earnings. This is the profit attributable to equity holders of the associates and joint venture partners and, therefore, is profit after tax and non-controlling
interests in the subsidiaries of the associates and joint ventures.

(c)	Foreign Currency Translation
In the accounts of individual subsidiaries, transactions in currencies other than the individual subsidiaries’ functional currency are recorded at the prevailing rate of exchange at the date of the transaction. At year-end,
monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rate at that date.
Non-monetary
items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.
Non-monetary
assets and liabilities measured at fair value in a foreign currency are translated using the rates of exchange at the date the fair value was determined.
The assets and liabilities on the statements of financial position of foreign subsidiaries are translated into Canadian dollars at the prevailing exchange rate at the reporting date. The statements of earnings of foreign subsidiaries are translated at average exchange rates for the reporting period. Exchange differences arising on the translation of net assets are taken to accumulated other comprehensive income.
All foreign exchange gains and losses are taken to the consolidated statements of earnings with the exception of exchange differences arising on monetary assets and liabilities that form part of the Company’s net investment in subsidiaries. These are taken directly to other comprehensive income until the disposal of the foreign subsidiary at which time the unrealized gain or loss is recognized in the consolidated statements of earnings.
On the disposal of a foreign subsidiary, accumulated exchange differences are recognized in the consolidated statements of earnings as a component of the gain or loss on disposal.

(d)	Cash and Cash Equivalents
Cash and cash equivalents comprise primarily of cash at banks, term deposits, investments in money market funds, and all other short-term highly liquid deposits with original maturities of three months or less, that are held for the purpose of meeting short-term cash commitments, readily convertible to a known amount of cash and subject to an insignificant change in value.

(e)	Short-Term Investments
Short-term investments comprise of investments into mutual funds other than money market funds. The Company examines all information provided by the fund managers and external sources to the extent possible to determine if the net asset value (“NAV”) provided by the fund represents fair value. If it is determined that NAV represents fair value, the investment is adjusted to reflect NAV and unrealized gains or losses are recorded through profit or loss.

(f)	Trade Receivables
Trade receivables are recognized and carried at original invoice amount less an allowance for any amounts estimated to be uncollectible. The Company calculates an expected credit loss based on historical experience of bad debts and specific provisions created when there is objective evidence that the collection of the full amount of a receivable is no longer probable under the terms of the original invoice. The amount of this allowance represents Management’s best estimate of expected credit losses. Trade receivables are derecognized when they are assessed as uncollectible.

F-8

(g)	Contract Assets
The payment terms and conditions in customer contracts may vary from the timing of revenue recognition. Contract assets result when the Company has recognized revenue based on performance obligations satisfied, but invoicing hasn’t occurred. Once the contract permits invoicing, the contract assets are reclassified to trade receivables.

(h)	Assets Held for Sale
Assets and the associated liabilities are classified as held for sale if their carrying amounts are expected to be recovered through a disposition rather than through continued use. The assets or disposal groups are measured at the lower of their carrying amount or estimated fair value less costs of disposal. Impairment losses on initial classification as well as subsequent gains or losses on remeasurement are recognized in the statement of earnings. Assets classified as held for sale are not depreciated or amortized after classification.

(i)	Impairment of Non-Financial Assets (excluding Goodwill)
At least annually, the Company reviews the carrying amounts of its tangible and intangible assets with finite lives to assess whether there is an indication that those assets may be impaired. If any such indication exists, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use.
In assessing its
value-in-use,
the estimated future cash flows attributable to the asset are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. A corresponding impairment loss is recognized in the consolidated statements of earnings.
Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the original carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Any impairment reversal is recognized in the consolidated statements of earnings.

(j)	Inventories
Inventories are valued at the lower of cost and net realizable value. Serialized inventory is determined on a first-in,
first-out
basis.
Non-serialized
inventory is determined based on a weighted average cost.
Cost of equipment, repair and distribution parts, and direct materials, include purchase costs and costs incurred in bringing each product to its present location and condition.
Cost of
work-in-progress
includes cost of direct materials, labour, and an allocation of overheads, based on normal operating capacity. Costs of work-in-progress
related to finance leases pertain to the construction of projects that will be accounted for as finance leases. Once the project is completed and enters service the costs will be reclassified to cost of goods sold.
Cost of inventories includes the transfer from accumulated other comprehensive income of gains and losses on qualifying cash flow hedges in respect of the purchase of inventory.
Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.
Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices. Inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost. When circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

(k)	Property, Plant and Equipment
Property, plant and equipment (“PP&E”) are stated at cost less accumulated depreciation and any accumulated impairment losses. Cost comprises the purchase price or construction cost and any costs directly attributable to making the asset

Notes to the Consolidated Financial Statements	F-9

capable of operating as intended. Depreciation is provided using the straight-line method over the estimated useful lives of the various classes of assets and commences when the assets are ready for intended use.

Asset Class	Estimated Useful Life Range
Buildings	5 to 20 years

Equipment	2 to 20 years
Major renewals and improvements are capitalized when they are expected to provide future economic benefit. When significant components of PP&E are required to be replaced at intervals, the Company derecognizes the replaced part, and recognizes the new part with its own associated useful life and depreciation. No depreciation is charged on land or assets under construction. Repairs and maintenance costs are charged to operations as incurred.
The carrying amount of an item of PP&E is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of PP&E is included in the consolidated statements of earnings when the item is derecognized.
Each asset’s estimated useful life, residual value, and method of depreciation are reviewed and adjusted, if appropriate, at each year end, or when factors and circumstances suggest a different useful life for the asset.

(l)	Energy Infrastructure Assets
Energy infrastructure (“EI”) assets are stated at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are generally between five
and 20 years.
When the Company is responsible for major maintenance and overhauls, the actual overhaul cost is capitalized and depreciated over the estimated useful life of the overhaul, generally between two
and five years. Repairs and maintenance costs are charged to operations as incurred.
Each asset’s estimated useful life, residual value, and method of depreciation are reviewed and adjusted, if appropriate, at each year-end,
or when factors and circumstances suggest a different useful life for the asset.

(m)	Leases
Company as a Lessee
A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The Company recognizes a
right-of-use
(“ROU”) asset and a lease liability to reflect the benefit the Company obtains from the underlying asset in the lease and the requirement to pay the amounts included in the lease contract, respectively.
The ROU asset is measured at cost and is subsequently depreciated using the straight-line method over the lesser of the lease term or the useful life of the underlying asset, where appropriate.
The lease liability is initially measured at the present value of remaining lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Subsequently, lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities are remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.
The payments related to short-term and low value leases are recognized as expenses over the lease term.
Sale and leaseback transaction
For sale and leaseback transactions, the Company applies the requirements of IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”) to determine whether the transfer of an asset is accounted for as a sale due to a change in control. If the transfer of the asset is a sale in accordance with IFRS 15, the Company will recognize the proportion of the asset not retained by the Company through the lease as revenue immediately after the sale. The proportion of the asset retained by the Company through the lease is recognized as a ROU asset and the lease liability is measured as the present value of the future lease payments.

F-10

Company as a Lessor
Leases in which the Company is the lessor are assessed upon commencement and are classified as either an operating lease or a finance lease. An operating lease does not transfer substantially all the risks and rewards of the leased asset to the customer. Lease payments from operating leases are recorded as income on a straight-line basis over the life of the lease. A finance lease exists when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.
Amounts due from lessees under finance leases are recorded as finance lease receivables. Finance leases are initially recognized at amounts equal to the net investment in the lease, determined to be the fair value of the underlying asset, or, if lower, the present value of the lease payments discounted using a market rate of interest. Payments that are part of the leasing arrangement are divided between a reduction in the finance lease receivable and finance lease income. Finance lease income is recognized to produce a constant rate of return on the Company’s investment in the lease and is included in revenues.

(n)	Deferred Revenue
The payment terms and conditions in customer contracts may vary from the timing of revenue recognition. Deferred revenue occurs when the company has collected payment but has not delivered the product or service that satisfies the performance obligation. Deferred revenue is recognized to the income statement as the underlying
products and services are delivered.

(o)	Financial Instruments
Financial instruments are measured at fair value on initial recognition of the instrument, plus or minus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. For the purposes of measuring financial assets after initial recognition, the Company classifies financial assets as either amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL”), based on the contractual cash flow characteristics and the Company’s business model for managing the financial asset. For the purposes of measuring financial liabilities after initial recognition, the Company classifies all financial liabilities as amortized cost, except certain financial liabilities, such as derivatives, which are classified as FVTPL.
The Company applies the market approach for recurring fair value measurements. Three levels of inputs may be used to measure fair value:

●
Level 1: Fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an on-going
basis;

●
Level 2: Fair value measurements are those derived from inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●
Level 3: Fair value measurements are those derived from inputs for the asset or liability that are not based on observable market data (unobservable inputs). In these instances, internally developed methodologies are used to determine fair value.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability, and may affect placement within.
The Company has made the following classifications:

●	Short-term investments are measured at fair value through profit or loss. Gains and losses resulting from the periodic revaluation are recorded in the consolidated statements of earnings;
●	Accounts receivable, preferred shares, and cash and cash equivalents are recorded at amortized cost using the effective interest rate method; and
●	Accounts payable, accrued liabilities, and long-term debt are recorded at amortized cost using the effective interest rate method.
Transaction costs are expensed as incurred for financial instruments classified or designated as FVTPL. Transaction costs related to financial liabilities classified and measured at amortized cost are added to the value of the instrument at acquisition and taken into the consolidated statements of earnings using the effective interest rate method.

Notes to the Consolidated Financial Statements	F-11

(p)	Derivative Financial Instruments and Hedge Accounting
The Company formally documents its risk management objectives and strategies to manage exposures to fluctuations in foreign currency exchange rates and interest rates. The risk management policy permits the use of certain derivative financial instruments, including forward foreign exchange contracts and interest rate swaps, to manage these fluctuations. The Company does not enter into derivative financial agreements for speculative purposes.
Derivative financial instruments are measured at their fair value upon initial recognition and are remeasured to their fair value at the end of each reporting period. The fair value of quoted derivatives is equal to their positive or negative market value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.
The Company elected to apply hedge accounting for foreign exchange forward contracts for anticipated transactions. These are designated as cash flow hedges. For cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income, net of taxes. The ineffective portion of the fair value changes is recognized in the consolidated statements of earnings. Amounts charged to accumulated other comprehensive income are reclassified to the consolidated statements of earnings when the hedged transaction affects the consolidated statements of earnings.
The Company’s U.S. dollar-denominated long-term debt has been designated as a hedge of net investment in self-sustaining foreign operations. As a result, a portion of unrealized foreign exchange gains and losses on the U.S. dollar-denominated long-term debt are included in the cumulative translation account in other comprehensive income.
On an ongoing basis, an assessment is made as to whether the designated derivative financial instruments continue to be effective in offsetting changes in cash flows of the hedged transactions.

(q)	Intangible Assets
Intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses. Intangible assets with a finite life are amortized on a straight-line basis over Management’s best estimate of their expected useful lives. The amortization charge is included in SG&A in the consolidated statements of earnings. The expected useful lives and amortization method are reviewed on an annual basis with any change in the useful life or pattern of consumption adjusted at year end. Intangible assets are tested for impairment whenever there is an indication that the asset may be impaired.
Acquired identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. Customer relationships, software, and other intangible assets have an estimated useful life range of two
to 11 years.

(r)	Revenue Recognition
Revenue is recognized as the Company satisfies its performance obligations by transferring promised goods or services to customers, regardless of when payment is received. Revenue is measured at the amount of consideration to which the Company expects to be entitled, in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties, and may include fixed amounts, variable amounts, or both. Variable amounts are recorded using either the “expected value approach” or the “most likely outcome approach”, as determined upon initial recognition of the contract, and are reassessed at each reporting period. The expected value approach measures variable consideration by probability weighting all the potential outcomes. The most likely outcome approach measures variable consideration as Management’s best estimate of the variable component. In estimating variable consideration, the Company reviews any potential for returns, refunds, and other similar obligations. For contracts containing multiple performance obligations, the amount of consideration to which the Company expects to be entitled is allocated to individual performance obligations proportionately based on the stand-alone selling price.
Energy Infrastructure
Revenue from EI assets is recognized in accordance with the terms of the relevant agreement with the customer over the term of the agreement. Payments are typically required on a monthly basis with no unusual payment terms. Certain rental contracts contain an option for the customer to purchase the assets at the end of the rental period. Should the customer exercise this option to purchase, revenue from the sale of the equipment is recognized directly in the consolidated statements of earnings.
Revenue from contracts that have been classified as finance leases relating to existing or pre-owned
equipment, are recorded as EI revenue. At the inception of a contract, all leases are classified as either an operating or finance lease. A

F-12

lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. Whether a lease is an operating or finance lease depends on the substance of the transaction rather than the form of the contract. Examples of situations, which typically would lead to a lease being classified as a finance lease, include but are not limited to:

a)	the lease transfers ownership of the underlying asset to the lessee by the end of the lease term;
b)
the lessee has the option to purchase the underlying asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that the option will be exercised;

c)	the lease term is for the major part of the economic life of the underlying asset even if title is not transferred;
d)	at the inception date, the present value of the lease payments amounts to at least substantially all of the fair value of the underlying asset; and
e)	the underlying asset is of such a specialised nature that only the lessee can use it without major modifications.
At the commencement of these finance leases, the Company recognizes revenue and a finance lease receivable equal to the net investment in the lease. Finance income is recognized in EI revenue reflecting a constant periodic rate of return on the Company’s net investment in the lease over the lease term.
After-Market Services
After-Market Services (“AMS”) revenues include the sales of parts and equipment, as well as the servicing and maintenance of equipment. For the sale of parts and equipment, revenue is recognized when the transfer of control passes, which is typically at the point of shipping. For servicing and maintenance of equipment, revenue is recognized on a straight-line basis based on performance of the contracted-upon service.
Revenue from long-term service contracts is recognized on a stage of completion basis proportionate to the service work that has been performed based on parts and labour service provided. Payments are typically required on a monthly basis or as work is performed, with no unusual payment terms. At the completion of the contract, any remaining profit on the contract is recognized as revenue. Any expected losses on such projects are charged to operations when determined. Long-term service contracts include scheduled milestone maintenance, corrective or crash maintenance, the supply of parts, and the operation of equipment.
Engineered Systems
Revenue from the supply of equipment systems – contracts typically involving engineering, design, manufacture, installation, and start-up
of equipment – is accounted for as Engineered Systems (“ES”) revenue. Such revenue is recognized on a percentage-of-completion
basis proportionate to the costs incurred in the construction of the project. At the completion of the contract, any remaining profit on the contract is recognized as revenue. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. Revenue from ES includes the supply of compression, processing, and electric power equipment, as well as retrofit work and construction on integrated turnkey projects. The Company also provides a warranty on manufactured equipment as part of the standard terms and conditions of the contract. No options are provided for the customer to purchase a warranty separately.
For ES contracts, the Company generally requires customers to pay based on milestones as manufacturing progresses. These milestones are generally structured to keep the Company cash flow-positive. Contracts are also generally structured to ensure the Company is made whole for costs incurred in the event of a cancellation.
Revenue from contracts that have been classified as finance leases for newly manufactured equipment are recorded as ES revenue for the upfront sale of equipment recognized at a point in time when the lease commences.
ES projects are typically completed within a year; however, this timing can be impacted by both internal and external factors such as shop loading and customer delivery requests.
The Company has elected to omit adjusting for significant financing components in the consideration amount if the entity expects payment within one year of transferring goods or services to a customer. Incremental costs of obtaining a contract predominantly relate to commission costs on ES projects, which are typically completed within one year. Accordingly, the Company did not recognize commission costs incurred as an asset in the consolidated statements of financial position.

(s)	Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Notes to the Consolidated Financial Statements	F-13

(t)	Onerous Contracts
A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

(u)	Employee Future Benefits
The Company sponsors various defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. Regular contributions are made by the Company to the employees’ individual accounts, which are administered by a plan trustee, in accordance with the plan document. The actual cost of providing benefits through defined contribution pension and the 401(k) matched savings plans is charged to earnings in the period in respect of which contributions become payable.

(v)	Finance Income and Costs
Finance income comprises interest income on funds invested. Finance income is recognized as it accrues in profit or loss, using the effective interest rate method.
Finance costs comprise interest expense on borrowings, amortization of the Notes discount using the effective interest rate method, and interest incurred on lease liabilities.

(w)	Share-Based Payments
Equity-Settled Share-Based Payments
The Company offers a Stock Option Plan to key employees, measured at the fair value of the equity instrument at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 26
“
Share-Based Compensation
”
.
The fair value of equity-settled share-based payments is expensed over a five-year vesting period with a corresponding increase in equity. Stock options have a seven-year expiry and are exercisable at the designated common share price, which is determined by the average of the market price of the Company’s shares on the five days preceding the date of the grant. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.
Cash-Settled Share-Based Payments
The Company offers Deferred Share Unit (“DSU”), Performance Share Unit (“PSU”), Restricted Share Unit (“RSU”), and Cash Performance Target (“CPT”) plans to certain employees. The Company also offers the DSU plan to non-employee
directors. For each cash-settled share-based payment plan, a liability is recognized at the fair value of the liability. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with changes in fair value recognized in the consolidated statements of earnings.
The Company also offers a Phantom Share Entitlement (“PSE”) plan to certain employees of affiliates located in Australia and the UAE. PSEs are measured at the fair value of the equity instrument at the grant date and expensed over a five-year vesting period and expire on the seventh anniversary. The exercise price of each PSE equals the average of the market price of the Company’s shares on the five days preceding the date of the grant. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with changes in fair value recognized in the consolidated statements of earnings. The award entitlements for increases in the share trading value of the Company are to be paid to the recipient in cash upon exercise.

(x)	Income Taxes
Income tax expense represents the sum of current income tax and deferred tax.
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Taxable earnings differ from earnings as reported in the consolidated statements of earnings as it excludes temporary and permanent differences. The Company’s current tax assets and liabilities are calculated by using tax rates that have been enacted or substantively enacted at the reporting date.

F-14

Deferred income tax is recognized on all temporary differences at the reporting date based on the difference between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, with the following exceptions:

●
Where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;

●
In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future; and

●
Deferred income tax assets are recognized only to the extent that it is probable that a taxable profit will be available against which the deductible temporary differences, carried forward tax credits, or tax losses can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.
Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the reporting date.
Current and deferred income taxes are charged or credited directly to equity if it relates to items that are credited or charged to equity in the same period. Otherwise, income tax is recognized in the consolidated statements of earnings.
In accordance with IAS 12 Income taxes, where an entity’s tax return is prepared in a currency other than its functional currency, changes in the exchange rate between the two currencies create temporary differences with respect to the valuation of non-monetary
assets and liabilities. As a result, deferred tax is recognized in the consolidated statements of earnings and the consolidated statement of financial position.

(y)	Earnings Per Share
Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.
Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the Company’s equity-settled share-based compensation plan.
NOTE 4. CHANGES IN ACCOUNTING POLICIES
Amendments to Existing Standards
The Company has reviewed amendments to existing accounting standards, The following amendments, effective for annual periods beginning on or after January 1, 2023, were adopted by the Company as of January 1, 2023. There were no adjustments that resulted from the adoption of these amendments on January 1, 2023.

(a)	IAS 1 Presentation of Financial Statements (“IAS 1”) and IFRS Practice Statement 2
Effective January 1, 2023, the IASB issued amendments to IAS 1, which helps companies provide useful accounting policy disclosures. The key amendments include (a) requiring companies disclose their material accounting policies rather than focusing on significant accounting policies; (b) clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and (c) clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements.

(b)	IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)
Effective January 1, 2023, the definition of accounting estimates was amended under IAS 8. Under the amended definition, a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The amendment further clarifies that accounting estimates are monetary amounts in the financial statements subject to measurement uncertainty.

Notes to the Consolidated Financial Statements	F-15

(c)	IAS 12 Income Taxes (“IAS 12”)

(i)
In May 2021, the IASB issued amendments to IAS 12, which narrows the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. Under the amendments, the initial recognition exception does not apply to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. It only applies if the recognition of a related asset and liability give rise to taxable and deductible temporary differences that are not equal.

(ii)
In May 2023, the IASB issued final amendments to International Tax Reform – Pillar Two Model Rules. The amendments introduced a temporary exception to entities from the recognition and disclosure of information about deferred tax assets and liabilities related to Pillar Two model rules. The Company is within the scope of the Organisation for Economic
Co-operation
and Development Pillar Two model rules, and under the legislation, the Company is liable to pay a top-up
tax for the difference between its GLoBE effective tax rate per jurisdiction, and the 15% minimum rate. The Company’s subsidiaries have an effective tax rate that exceeds 15%, except for certain subsidiaries that operate in the UAE and Bahrain.

For the year ended December 31, 2023, earnings before income taxes from the UAE and Bahrain was approximately $37 million with an average tax rate of 0% as calculated in accordance with IAS 12. Management has determined that these jurisdictions are more likely than not to have additional current tax liability. Due to the complexities in applying the legislation and calculating GLoBE income, the quantitative impact of this legislation is not yet reasonably estimated.
New Accounting Pronouncements
The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

(a)	IAS 1 Presentation of Financial Statements (“IAS 1”)
In October 2022, the IASB issued amendments to clarify that the classification of liabilities as current or non-current
is based solely on a company’s right to defer settlement for at least twelve months at the reporting date. The right needs to exist at the reporting date and must have substance. In addition to the amendment from January 2020 where the IASB issued amendments to IAS 1, to provide a more general approach to the presentation of liabilities as current or non-current,
only covenants with which a company must comply on or before the reporting date may affect this right. Covenants to be complied with after the reporting date do not affect the classification of a liability as current or non-current
at the reporting date.
These amendments are effective January 1, 2024 and are to be applied retrospectively. Management believes these amendments will have no significant impacts on the Company.

(b)	IFRS 16 Leases (“IFRS 16”)
In September 2022, the IASB issued amendments to IFRS 16 that add subsequent measurement requirements for lease liabilities arising from sale and leaseback transactions for seller-lessees. The amendment does not prescribe specific measurement requirements for lease liabilities but measures the lease liability in a way that it does not recognise any amount of the gain or loss that relates to the right of use retained.
These amendments are effective January 1, 2024 and are to be applied retrospectively. Management believes these amendments will have no significant impacts on the Company.

(c)	IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”)
In August 2023, the IASB issued amendments to IAS 21 which specifies how an entity should assess whether a currency is exchangeable and how to estimate the spot exchange rate when a currency is not exchangeable.
Under the amendment, a currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. When a currency is not exchangeable, an entity estimates the spot rate as the rate at which an orderly transaction would take place between market participants at the measurement date that would reflect the prevailing economic conditions. An entity is required to disclose information that would enable users to evaluate when and how a currency’s lack of exchangeability affects financial performance, financial positions, and cash flows of an entity.
The amendments are effective January 1, 2025, with early adoption permitted. Management has not yet determined the full impact this amendment will have on the Company.

F-16

NOTE 5. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENT
The timely preparation of these Financial Statements requires that Management make estimates and assumptions and use judgment. Estimates, assumptions and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, uncertainties about the current economic environment including significant market volatility in commodity prices, high inflation, high interest rates, and increasing energy prices.
Uncertainty about these assumptions and estimates could however result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In the process of applying the Company’s accounting policies, Management has made the following judgments, estimates, and assumptions, which have a significant effect on the amounts recognized in the consolidated financial statements:
Revenue Recognition – Performance Obligation Satisfied Over Time
The Company reflects revenues relating to performance obligations satisfied over time using the percentage-of-completion
approach of accounting. The Company uses the input method of percentage-of-completion
accounting, whereby actual input costs as a percentage of estimated total costs is used as the basis for determining the extent to which performance obligations are satisfied. The input method of percentage-of-completion
accounting provides a faithful depiction of the transfer of control to the customer, as the Company is able to recover costs incurred relating to the satisfaction of the associated performance obligation. This approach to revenue recognition requires Management to make a number of estimates and assumptions surrounding the expected profitability of the contract, the estimated degree of completion based on cost progression, and other detailed factors. Although these factors are routinely reviewed as part of the project management process, changes in these estimates or assumptions could lead to changes in the revenues recognized in a given period.
Certain contracts also include aspects of variable consideration, such as liquidated damages on project delays. For these contracts, Management must make estimations as to the likelihood of the variable consideration being recognized or constrained, based on the status of each project, the potential value of variable consideration, communication received from the customer, and other factors. Management continues to monitor these factors. Changes in estimated cost or revenue associated with a project, including variable consideration, could result in material changes to revenue and gross margin recognized on certain projects.
Revenue Recognition – Performance Obligation Satisfied at a Point in Time
The Company reflects revenues relating to performance obligations satisfied at a point in time when control – indicated by transfer of the legal title, physical possession, significant risks and rewards of ownership, or any combination of these indicators – is transferred to the customer. When the Company is a lessor, and determines that a lease is a finance lease, the upfront sale of equipment is recognized at a point in time at lease commencement.
Provisions for Warranty
Provisions set aside for warranty exposures either relate to amounts provided systematically based on historical experience under contractual warranty obligations or specific provisions created in respect of individual customer issues undergoing commercial resolution and negotiation. Amounts set aside represent Management’s best estimate of the likely settlement and the timing of any resolution with the relevant customer.
Business Acquisitions
In a business acquisition, the Company may acquire assets and assume certain liabilities of an acquired entity. Estimates are made as to the fair value of PP&E, intangible assets, and goodwill, among other items. In certain circumstances, such as the valuation of PP&E and intangible assets acquired, the Company relies on independent third-party valuators. The determination of these fair values involves a variety of assumptions, including revenue growth rates, projected cash flows, customer attrition rates, operating margins, discount rates, and economic lives.
PP&E, Energy Infrastructure Assets and Intangible Assets
PP&E, EI assets, and intangible assets are stated at cost less accumulated depreciation and accumulated amortization and any impairment losses. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of PP&E, EI assets, and intangible assets is reviewed on an annual basis. Assessing the reasonableness of the estimated useful lives of PP&E, EI assets, and intangible assets requires judgment and is based on currently available information. PP&E, EI assets, and intangible assets are also reviewed for potential impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
Changes in circumstances, such as technological advances and changes to business strategy can result in actual useful lives differing significantly from estimates. The assumptions used, including rates and methodologies, are reviewed on an ongoing

Notes to the Consolidated Financial Statements	F-17

basis to ensure they continue to be appropriate. Revisions to the estimated useful lives of PP&E, EI assets, and intangible assets constitutes a change in accounting estimate and are applied prospectively.
ROU Asset and Lease Liability
The Company determines the ROU asset and lease liability for each lease upon commencement. In calculating the ROU asset and lease liability, the Company is required to determine a suitable discount rate in order to calculate the present value of the contractual payments for the right to use the underlying asset during the lease term. In addition, the Company is required to assess the term of the lease, including if the Company is reasonably certain to exercise options to extend the lease or terminate the lease. Discount rates and lease assumptions are reassessed on a periodic basis.
Finance Lease Receivables
In calculating the value of the Company’s finance lease receivables, the Company is required to determine the fair value of the underlying assets included in the finance lease transaction, or, if lower, the present value of the lease payments discounted using a market rate of interest. The fair value of the underlying assets should reflect the amount that the Company would otherwise recognize on a sale of those assets.
Allowance for Doubtful Accounts
Amounts included in allowance for doubtful accounts reflect the expected credit losses for trade receivables. The Company determines allowances based on Management’s best estimate of future expected credit losses, considering historical default rates, current economic conditions, and forecasts of future economic conditions. Future economic conditions, especially around the oil and gas industry, may have a significant impact on the collectability of trade receivables from customers and the corresponding expected credit losses. Management has implemented additional monitoring processes in assessing the creditworthiness of customers and believes the current provision appropriately reflects the best estimate of its future expected credit losses. Significant or unanticipated changes in economic conditions could impact the magnitude of future expected credit losses.
Impairment of Inventories
The Company regularly reviews the nature and quantities of inventory on hand and evaluates the net realizable value of items based on historical usage patterns, known changes to equipment or processes, and customer demand for specific products. Significant or unanticipated changes in business conditions could impact the magnitude and timing of impairment recognized.
Impairment of
Non-Financial
Assets
Impairment exists when the carrying value of an asset or group of assets exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value-in-use.
The
value-in-use
calculation is based on a discounted cash flow model, which requires the Company to estimate future cash flows and use judgment to determine a suitable discount rate to calculate the present value of those cash flows.
Impairment of Goodwill
The Company tests goodwill for impairment at least on an annual basis, or when there is any indication that goodwill may be impaired. This requires an estimation of the value-in-use
of the groups of CGUs to which the goodwill is allocated. The Company has determined the group of CGUs to be its operating segments for purposes for its impairment assessment. Estimating the value-in-use
requires an estimate of the expected future cash flows from each group of CGUs and use judgment to determine a suitable discount rate in order to calculate the present value of those cash flows. The methodology and assumptions used, as well as the results of the assessment performed are detailed in Note 15
“
Goodwill and Impairment Review of Goodwill
”
.
Income Taxes
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income. The Company establishes provisions for uncertain tax positions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company’s domicile. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them as required. However, it is possible that, at some future date, current income tax liabilities are in excess of the Company’s current income tax provision as a result of these audits, adjustments, or litigation with tax authorities. These differences could materially impact the Company’s assets, liabilities, and net income.
Deferred tax assets are recognized for all unused tax losses, carried forward tax credits, or other deductible temporary differences to the extent that it is probable that taxable profit will be available against which these deferred tax assets can be

F-18

utilized. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing of reversal, expiry of losses and the level of future taxable profits together with future tax planning strategies. The basis for this estimate is Management’s cash flow projections. To the extent the Company determines the recoverability of deferred tax assets is unlikely, the deferred tax asset is not recognized. Management regularly assesses the unrecognized deferred tax asset to determine what portion can be recognized in response to changing economic conditions or recent events.
Share-Based Compensation
The Company employs the fair value method of accounting for stock options and phantom share entitlement. The determination of the share-based compensation expense for stock options and phantom share entitlement requires the use of estimates and assumptions based on exercise prices, market conditions, vesting criteria, length of employment, and past experiences of the Company. Changes in these estimates and future events could alter the determination of the provision for such compensation. Details concerning the assumptions used are described in Note 26
“
Share-Based Compensation
”
.
NOTE 6. ACQUISITION
On October 13, 2022, the Company completed the acquisition (the “Transaction”) of Exterran Corporation (“Exterran”) for total consideration of $
223
 million. The following table summarizes the final details of the consideration and the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

October 13, 2022	Final	Preliminary

Purchase consideration

Shares exchanged	$213,942	$213,942

Fair value of vested stock-based compensation 1	8,641	8,641

Total purchase consideration	$222,583	$222,583

Identifiable assets acquired and liabilities assumed

Net working capital	$63,290	$56,715

Property, plant, and equipment	60,395	60,395

Energy infrastructure assets	568,550	581,338

Contract assets	217,585	217,585

Finance leases receivables	77,578	77,578

Intangible assets	102,789	102,789

Other long-term assets	69,024	66,602

Long-term debt	(1,019,436)	(1,019,436)

Other long-term liabilities	(51,636)	(60,408)

Total net identifiable assets	$88,139	$83,158

Goodwill	$134,444	$139,425
1
Included in the fair value of vested stock-based compensation is $2 million of cash payments to Exterran stockholders that held fractional shares on the date of acquisition.
During the three months ended March 31, 2023, the Company sold certain EI assets which resulted in the adjustment of fair value. The adjusted purchase price allocation resulted in decreases to EI assets of $13 million and net working capital, less than $1 million, and increases to deferred tax assets of $4 million and goodwill of $10 million.
During the three months ended September 30, 2023, the Company finalized its assessment of deferred and current taxes, which led to further purchase price allocation adjustments resulting in decreases to deferred taxes of $7 million and current taxes of $10 million, and an increase to accrued liabilities of $2 million. The impact of these adjustments was a $15 million decrease to goodwill.
The net impact of these adjustments was a decrease of $5 million to goodwill, and resulted in final goodwill for the Transaction of $134 million.
During the year ended December 31, 2023, the Company incurred $61 million (December 31, 2022 – $71 million) of further restructuring, transaction, and integration costs directly related to the Transaction. These costs are included in cost of goods sold (“COGS”) and SG&A in the consolidated statements of loss.

Notes to the Consolidated Financial Statements	F-19

NOTE 7. CASH AND CASH EQUIVALENTS
Cash and cash equivalents consisted of the following:

December 31,	2023	2022
Cash	$122,271	$253,776

Money market fund	3,818	-

Cash and cash equivalents	$126,089	$253,776
NOTE 8. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS
Accounts receivable consisted of the following:

December 31,	2023	2022 1
Trade receivables	$529,550	$457,850

Less: allowance for doubtful accounts	(12,539)	(7,652)
Trade receivables, net	$517,011	$450,198

Other receivables	8,843	5,643

Total accounts receivable	$525,854	$455,841
1
Certain balances as at December 31, 2022 have been
re-presented
as a result of measurement period adjustments related to the Transaction as required by IFRS 3 “Business Combinations”, refer to Note 6 “Acquisition” for more information.
Aging of trade receivables:

December 31,	2023	2022
Current to 90 days	$440,459	$405,196

Over 90 days	89,091	52,654

	$529,550	$457,850
Movement in allowance for doubtful accounts:

December 31,	2023	2022
Opening balance	$7,652	$10,334
Impairment provision additions on receivables	1,858	628
Amounts settled and derecognized during the period	2,582	(3,499)

Currency translation effects	447	189

Closing balance	$12,539	$7,652
Movement in contract assets:

December 31,	2023	2022

Opening balance	$409,438	$82,760

Acquisition (Note 6)	—	281,509

Unbilled revenue recognized	1,364,706	559,229

Amounts billed	(1,354,908)	(517,828)

Currency translation effects	(9,853)	3,768

Closing balance	$409,383	$409,438
Current contract assets	$230,455	$186,259

Non-current contract assets	178,928	223,179

	$409,383	$409,438

F-20

Amounts recognized as current contract assets are typically billed to customers within three months and amounts recognized as non-current
contract assets will be billed to customers more than twelve months from the date of the balance sheet.
NOTE 9. INVENTORIES
Inventories consisted of the following:

December 31,	2023	2022

Direct materials	$92,132	$107,575

Repair and distribution parts	152,282	136,876

Work-in-progress	119,254	98,297

Equipment	25,730	26,550

Total inventories	$389,398	$369,298

December 31,	2023	2022

Work-in-progress related to finance leases	$-	$41,986
The amount of inventory and overhead costs recognized as expense and included in COGS during the year ended December 31, 2023 was $2,545 million (December 31, 2022 – $1,455 million). COGS is made up of direct materials, direct labour, depreciation on manufacturing assets, post-manufacturing expenses, and overhead. COGS also includes inventory write-downs pertaining to obsolescence and aging, and recoveries of past write-downs upon disposition. The net change in inventory reserves charged to the consolidated statements of loss and included in COGS for the year ended December 31, 2023 was $1 million (December 31, 2022 – $2 million).
The costs related to the construction of EI assets determined to be finance leases are accounted for as work-in-progress
related to finance leases. Once a project is completed and enters service it is reclassified to COGS. During the year ended December 31, 2023 the Company invested $5 million (December 31, 2022 – $75 million) related to finance leases that commenced operations in the period. The Company does not have any finance lease projects in progress as at December 31, 2023.
NOTE 10. ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE
As part of the Company’s portfolio optimization strategy, Management committed to a plan to sell certain assets within the EH segment. Accordingly, these assets and associated liabilities are presented as held for sale. In the fourth quarter of 2023, the Company entered into a sales agreement for these assets and the sale closed subsequent to December
31
, 2023.
As of December 31, 2023, assets and liabilities held for sale are comprised of cash and cash equivalents, lease ROU assets, the related lease liabilities, and accounts payables and accrued liabilities.

December 31, 2023
Assets classified as held for sale:
Cash and cash equivalents	$3,319
Lease ROU assets	5,906
Total assets classified as held for sale	$9,225

Liabilities associated with assets classified as held for sale:
Accounts payable and accrued liabilities	$110
Lease liabilities	6,209
Total liabilities associated with assets classified as held for sale	$6,319
The Company measured its
non-current
assets classified as held for sale at the lower of its carrying amount and the fair value less costs to sell, and no impairment was required.

Notes to the Consolidated Financial Statements	F-21

NOTE 11. PROPERTY, PLANT AND EQUIPMENT AND ENERGY INFRASTRUCTURE ASSETS
A reconciliation of the changes in the carrying amount of PP&E and EI assets were as follows:

	Land	Building	Equipment	Assets under construction	Total property, plant and equipment	Energy infrastructure assets
Cost
December 31, 2022	$23,559	$151,400	$90,698	$4,585	$270,242	$1,529,166
Additions	-	376	2,402	19,040	21,818	121,160
Reclassification	120	2,985	13,340	(17,519)	(1,074)	-
Disposals	(612)	(7,979)	(17,128)	-	(25,719)	(96,788)
Reclassified to assets held for sale (Note 10)	-	(5,880)	(2,331)	-	(8,211)	-
Currency translation effects	(421)	(3,990)	(4,787)	2,758	(6,440)	(42,815)
December 31, 2023	$22,646	$136,912	$82,194	$8,864	$250,616	$1,510,723
Accumulated depreciation
December 31, 2022	$-	$(58,666)	$(59,071)	$-	$(117,737)	$(291,616)
Depreciation charge	-	(9,901)	(16,965)	-	(26,866)	(171,932)
Impairment	-	-	-	-	-	(1,726)
Disposals	-	4,774	11,285	-	16,059	73,393
Reclassified to assets held for sale (Note 10)	-	5,880	2,331	-	8,211	-
Currency translation effects	-	2,176	4,013	-	6,189	24,826
December 31, 2023	$-	$(55,737)	$(58,407)	$-	$(114,144)	$(367,055)
Net book value –
December 31, 2023	$22,646	$81,175	$23,787	$8,864	$136,472	$1,143,668

	Land	Building	Equipment	Assets under construction	Total property, plant and equipment	Energy infrastructure assets 1
Cost
December 31, 2021	$18,411	$114,021	$64,492	$3,068	$199,992	$839,734
Acquisition (Note 6)	4,237	31,864	22,952	1,342	60,395	568,550
Additions	-	6	2,001	6,036	8,043	107,797
Reclassification	-	885	4,022	(5,314)	(407)	-
Disposals	(6)	(1,100)	(1,925)	-	(3,031)	(23,233)
Currency translation effects	917	5,724	(844)	(547)	5,250	36,318
December 31, 2022	$23,559	$151,400	$90,698	$4,585	$270,242	$1,529,166
Accumulated depreciation
December 31, 2021	$-	$(50,087)	$(53,491)	$-	$(103,578)	$(229,406)
Depreciation charge	-	(7,205)	(8,352)	-	(15,557)	(83,289)
Impairment	-	-	-	-	-	(1,233)
Disposals	-	987	1,827	-	2,814	9,671
Currency translation effects	-	(2,361)	945	-	(1,416)	12,641
December 31, 2022	$-	$(58,666)	$(59,071)	$-	$(117,737)	$(291,616)
Net book value –
December 31, 2022	$23,559	$92,734	$31,627	$4,585	$152,505	$1,237,550
1
Certain balances as at December 31, 2022 have been
re-presented
as a result of measurement period adjustments related to the Transaction as required by IFRS 3 “Business Combinations”, refer to Note 6 “Acquisition” for more information.
Depreciation of PP&E and EI assets included in net loss for the year ended December 31, 2023, was $199 million (December 31, 2022 –$99 million), of which $183 million was included in COGS (December 31, 2022 – $95 million) and $16 million was included in SG&A (December 31, 2022 – $4 million).

F-22

Impairment of EI assets included in earnings for the year ended December 31, 2023, was $2 million (December 31, 2022 – $1 million).
NOTE 12. LEASE
RIGHT-OF-USE
ASSETS
A reconciliation of the changes in the carrying amount of lease ROU assets were as follows:

	Land and buildings	Equipment	Total lease right-of-use assets
Cost
December 31, 2022	$94,107	$25,058	$119,165
Additions	22,131	22,287	44,418
Disposal	(15,444)	(7,096)	(22,540)
Lease measurement adjustment	(7,413)	-	(7,413)
Reclassified to assets held for sale (Note 10)	(6,971)	-	(6,971)
Currency translation effects	(1,344)	(262)	(1,606)
December 31, 2023	$85,066	$39,987	$125,053
Accumulated depreciation
December 31, 2022	$(27,157)	$(13,636)	$(40,793)
Depreciation charge	(16,866)	(6,217)	(23,083)
Disposal	10,428	6,583	17,011
Lease measurement adjustment	1,900	-	1,900
Reclassified to assets held for sale (Note 10)	1,065	-	1,065
Currency translation effects	959	101	1,060
December 31, 2023	$(29,671)	$(13,169)	$(42,840)
Net book value – December 31, 2023	$55,395	$26,818	$82,213

	Land and buildings	Equipment	Total lease right-of-use assets
Cost
December 31, 2021	$58,380	$24,359	$82,739
Acquisition (Note 6)	31,192	1,240	32,432
Additions	7,173	4,029	11,202
Disposal	(3,935)	(6,129)	(10,064)
Currency translation effects	1,297	1,559	2,856
December 31, 2022	$94,107	$25,058	$119,165
Accumulated depreciation
December 31, 2021	$(20,198)	$(12,654)	$(32,852)
Depreciation charge	(9,994)	(5,824)	(15,818)
Disposal	3,543	5,731	9,274
Currency translation effects	(508)	(889)	(1,397)
December 31, 2022	$(27,157)	$(13,636)	$(40,793)
Net book value – December 31, 2022	$66,950	$11,422	$78,372
Depreciation of lease ROU assets included in net loss for the year ended December 31, 2023 was $23 million (December 31, 2022 – $16 million), of which $16 million was included in COGS (December 31, 2022 – $13 million) and $7 million was included in SG&A (December 31, 2022 – $3 million).
NOTE 13. FINANCE LEASES RECEIVABLE
The Company has entered into finance lease arrangements for certain of its EI assets, with initial terms of 10 years.

Consolidated Financial Statements | 2023 Annual Report	F-23

The value of the finance leases receivable were c
o
mprised of the following:

	Minimum lease payments and unguaranteed residual value		Present value of minimum lease payments and unguaranteed residual value

December 31,	2023	2022	2023	2022
Less than one year	$60,832	$73,614	$56,982	$60,020
Between one and five years	170,174	196,314	140,307	149,052
Later than five years	119,354	144,482	72,250	85,432
	$350,360	$414,410	$269,539	$294,504
Less: Unearned finance income	(80,821)	(119,906)	-	-
	$269,539	$294,504	$269,539	$294,504

December 31,	2023	2022
Opening balance	$294,504	$103,358
Acquisition (Note 6)	-	110,097
Additions	64,112	86,602
Interest income	30,203	14,801
Billings and payments	(79,619)	(33,740)
Derecognition	(33,353)	-
Other	(2,254)	-
Currency translation effects	(4,054)	13,386
Closing balance	$269,539	$294,504
The Company recognized
non-cash
selling profit related to the commencement of finance leases of $18 million for the year ended December 31, 2023 (December 31, 2022 – $18 million). Additionally, the Company recognized $30 million of interest income on finance leases receivable during the year ended December 31, 2023 (December 31, 2022 – $15 million). The total cash received in respect of finance leases for the year ended December 31, 2023 was $80 million (December 31, 2022 – $34 million), as reflected in billings and payments.
The average interest rates implicit in the leases are fixed at the contract date for the entire lease term. At December 31, 2023, the average interest rate was 8.6 percent per annum (December 31, 2022 – 9.4 percent). The finance leases receivable at the end of reporting period are neither past due nor impaired.
During the year ended December 31, 2023, the Company disposed of certain assets that were accounted for as finance leases, resulting in the derecognition of the associated finance lease receivable of $33 million.

F-24

NOTE 14. INTANGIBLE ASSETS
A reconciliation of the changes in the carrying amount of intangible assets were as follows:

	Customer relationships and other	Software	Total intangible assets
Cost
December 31, 2022	$151,310	$74,303	$225,613
Additions	-	6,481	6,481
Reclassification	-	1,074	1,074
Disposal	-	(1,632)	(1,632)
Currency translation effects	(3,784)	(3,973)	(7,757)
December 31, 2023	$147,526	$76,253	$223,779
Accumulated amortization
December 31, 2022	$(73,427)	$(49,413)	$(122,840)
Amortization charge	(18,233)	(12,940)	(31,173)
Disposal	-	1,632	1,632
Currency translation effects	2,313	(466)	1,847
December 31, 2023	$(89,347)	$(61,187)	$(150,534)
Net book value – December 31, 2023	$58,179	$15,066	$73,245

	Customer relationships and other	Software	Total intangible assets
Cost
December 31, 2021	$69,594	$49,069	$118,663
Acquisition (Note 6)	80,514	22,275	102,789
Disposal	-	(11)	(11)
Reclassification	-	407	407
Currency translation effects	1,202	2,563	3,765
December 31, 2022	$151,310	$74,303	$225,613
Accumulated amortization
December 31, 2021	$(63,817)	$(44,728)	$(108,545)
Amortization charge	(7,239)	(2,198)	(9,437)
Disposal	-	11	11
Currency translation effects	(2,371)	(2,498)	(4,869)
December 31, 2022	$(73,427)	$(49,413)	$(122,840)
Net book value – December 31, 2022	$77,883	$24,890	$102,773
NOTE 15. GOODWILL AND IMPAIRMENT REVIEW OF GOODWILL

December 31,	2023	2022 1
Opening balance	$674,396	$566,270
Acquisition (Note 6)	-	134,444
Impairment	(87,168)	(48,000)
Currency translation effects	(15,418)	21,682
Closing balance	$571,810	$674,396
1
Certain balances as at December 31, 2022 have been
re-presented
as a result of measurement period adjustments related to the Transaction as required by IFRS 3 “Business Combinations”, refer to Note 6 “Acquisition” for more information.

Consolidated Financial Statements | 2023 Annual Report	F-25

Goodwill acquired through historical business combinations has been allocated to groups of CGUs, which are the Company’s operating segments that represent the lowest level at which goodwill is monitored for internal management purposes. The Company’s CGUs are Canada, USA, LATAM, and EH. At December 31, 2023, the Company performed its annual goodwill assessment by comparing the carrying value and recoverable amounts for each operating segment in accordance with IAS 36.10(b) which resulted in an $87 million impairment in LATAM.
In assessing whether goodwill has been impaired, the carrying amount of each operating segment (including goodwill) is compared with its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and value-in-use
(“VIU”). The recoverable amounts for the operating segments have been determined based on VIU calculations, using discounted cash flow projections as at December 31, 2023. Management has adopted a five-year projection period to assess each operating segment’s VIU. A two
percent
terminal value was used in the perpetual growth methodology based on the fifth year. This five-year projection includes the financial budgets approved by the Board for 2024 and Management’s expectations of cash flows for 2025 to 2028.
Key Assumptions Used in
Value-In-Use
Calculations:
The Company completed its annual assessment for goodwill impairment and determined that goodwill associated with LATAM of $87 million was not recoverable at December 31, 2023, and an impairment charge for this amount has been recorded in the consolidated statements of loss. The cash flows used in the impairment calculation were discounted using a 17.0 percent (December 31, 2022 – 15.5 percent)
post-tax
discount rate, resulting in a recoverable amount that was less than the carrying amount of $395 million.
The recoverable amount for the Canada, USA, and EH operating segments exceeded the carrying amounts. Discount rates used for the goodwill impairment calculation at December 31, 2023 for Canada, USA, and EH ranged from 9.5 percent to 13.5 percent (December 31, 2022 – 10.7 percent to 15.3 percent)
post-tax
discount rate.
The estimation of VIU involves significant judgment in the determination of inputs to the discounted cash flow model and is most sensitive to changes in cash flow projections, revenue growth rate, operating margins, terminal growth and discount rates. These key assumptions were tested for sensitivity by applying a reasonable possible change to those assumptions. Future earnings before finance costs and taxes (“EBIT”) were changed by ten percent while the discount rate was changed by one percent. The USA and Canada operating segments have sufficient room as their recoverable amounts are significantly higher than their carrying values, and therefore, the sensitivities will not indicate an impairment. LATAM has no further goodwill to apply these sensitivities to. The impact of these sensitivities on the Company’s remaining three operating segments are as follows:

●
EBIT: Management has made estimates relating to the amount and timing of revenue recognition for projects included in backlog, and the assessment of the likelihood of maintaining and growing market share. A ten percent change in EBIT in the Company’s remaining three segments would not trigger an impairment.

●
Discount Rate: Management determines a discount rate for each segment based on the estimated weighted average cost of capital (“WACC”) of the Company, using the five-year average of the Company’s peer group debt to total enterprise value, adjusted for a number of risk factors specific to each operating segment. This discount rate has been calculated using an estimated risk-free rate of return adjusted for the Company’s estimated equity market risk premium, the Company’s cost of debt, and the tax rate in the local jurisdiction. For each one percent change in the discount rate, the impact on the VIU would be $160 million for the EH segment. A one percent increase in WACC would trigger an impairment in the EH segment. A one percent change in the discount rate in the Company’s other two segments would not trigger an impairment.

Management will continue to assess the long-term projected cash flows, as certain factors may cause a material variance from previously used cash flow projections. Management notes that there is potential for future impairments as interest rates continue to fluctuate, and as the Company gets more visibility regarding future cash flows.
NOTE 16. OTHER ASSETS

December 31,	2023	2022
Investment in associates and joint ventures	$37,544	$34,977
Prepaid deposits	13,932	13,972
Long-term receivables 1	400	34,127
Total other assets	$51,876	$83,076
1
During the first quarter of 2023, the Company received proceeds of $28 million from the settlement of preferred shares.

F-26

NOTE 17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

December 31,	2023	2022 1
Accounts payable and accrued liabilities	$550,639	$611,516
Accrued dividend payable	3,098	3,093
Cash-settled share-based payments	7,383	13,477
Total accounts payable and accrued liabilities	$561,120	$628,086
1
Certain balances as at December 31, 2022 have been
re-presented
as a result of measurement period adjustments for the acquisition of Exterran as required by IFRS 3 “Business Combinations”, refer to Note 6 “Acquisition” for more information.
NOTE 18. PROVISIONS

December 31,	2023	2022
Warranty provisions	$14,151	$13,411
Restructuring provisions	9,646	2,009
Legal provisions	2,179	3,406
Total provisions	$25,976	$18,826

2023	Warranty Provisions	Restructuring Provisions	Legal Provisions	Total
Opening balance	$13,411	$2,009	$3,406	$18,826
Acquisition (Note 6)	-	-	-	-
Additions during the year	8,609	7,936	-	16,545
Amounts settled and released in the year	(7,595)	(299)	(1,225)	(9,119)
Currency translation effects	(274)	-	(2)	(276)
Closing balance	$14,151	$9,646	$2,179	$25,976

2022	Warranty Provisions	Restructuring Provisions	Legal Provisions	Total
Opening balance	$6,636	$-	$-	$6,636
Acquisition (Note 6)	5,888	-	2,691	8,579
Additions during the year	4,395	2,009	717	7,121
Amounts settled and released in the year	(3,669)	-	-	(3,669)
Currency translation effects	161	-	(2)	159
Closing balance	$13,411	$2,009	$3,406	$18,826
NOTE 19. DEFERRED REVENUE

December 31,	2023	2022
Opening balance	$399,520	$84,614
Acquisition (Note 6)	-	135,409
Cash received in advance of revenue recognition	892,622	526,924
Revenue subsequently recognized	(857,797)	(354,531)
Currency translation effects	(12,489)	7,104
Closing balance	$421,856	$399,520

Current deferred revenue	$392,371	$366,085
Non-current deferred revenue	29,485	33,435
Deferred revenue	$421,856	$399,520

Consolidated Financial Statements | 2023 Annual Report	F-27

Amounts recognized as current deferred revenue are typically recognized into revenue within six months and amounts recognized as non-current
deferred revenue will be recognized into revenue more than twelve months from the date of the balance sheet.
NOTE 20. LONG-TERM DEBT
The three-year secured term loan (“Term Loan”) and the three-year secured revolving credit facility (“Revolving Credit Facility”) have a maturity date of October 13, 2025 (the “Maturity Date”). In addition, the Revolving Credit Facility may be increased by US$150 million at the request of the Company, subject to the lenders’ consent. The Maturity Date of the Revolving Credit Facility may be extended annually on or before the anniversary date with the consent of the lenders. The senior secured notes (the “Notes”) consist of US$625 million principal amount, bears interest of 9.0 percent, and has a maturity of October 15, 2027.
The Company has a $93 million (US$70 million) unsecured credit facility “LC Facility” with one of the lenders in its Revolving Credit Facility. This LC Facility allows the Company to request the issuance of letters of guarantee, standby letters of credit, performance bonds, counter guarantees, import documentary credits, counter standby letters of credit or similar credits to finance the day-to-day
operations of the Company. This LC Facility is supported by performance security guarantees provided by Export Development Canada. As at December 31, 2023, the Company utilized $48 million (US$36 million) of the $
93
million (US$
70
million) limit.
The Company is required to maintain certain covenants on the Revolving Credit Facility, Term Loan and the Notes. As at December 31, 2023, the Company was in compliance with its covenants.
The composition of the borrowings on the Revolving Credit Facility, Term Loan, and the Notes were as follows:

	Maturity Date	December 31, 2023	December 31, 2022
Drawings on the Revolving Credit Facility (US$700,000)	October 13, 2025	$314,705	$459,202
Drawings on the Term Loan (US$130,000)	October 13, 2025	171,938	203,160
Notes (US$625,000)	October 15, 2027	826,625	846,500
		1,313,268	1,508,862
Deferred transaction costs and Notes discount		(98,350)	(118,537)
Long-term debt		$1,214,918	$1,390,325

Current portion of long-term debt		$52,904	$27,088
Non-current portion of long-term debt		1,162,014	1,363,237
Long-term debt		$1,214,918	$1,390,325
The weighted average interest rate on the Revolving Credit Facility for the year ended December 31, 2023 was 7.7 percent (December 31, 2022 – 7.0 percent), and the weighted average interest rate on the Term Loan for the year ended December 31, 2023 was 9.0 percent (December 31, 2022 – 7.8 percent). At December 31, 2023 without considering renewal at similar terms, the Canadian dollar equivalent principal payments due over the next five years are $1,313 million, and nil thereafter.
NOTE 21. LEASE LIABILITIES

December 31,	2023	2022

Opening balance	$93,033	$57,014

Acquisition (Note 6)	-	39,845

Additions	44,583	9,977

Lease interest	6,789	3,398

Payments made against lease liabilities	(27,211)	(19,156)

Transfer to liabilities associated with assets held for sale (Note 10)	(6,209)	-

Lease measurement adjustment	(6,781)	-

Currency translation effects and other	(3,492)	1,955

Closing balance	$100,712	$93,033

Current portion of lease liabilities	$25,453	$20,125

Non-current portion of lease liabilities	75,259	72,908

Lease liabilities	$100,712	$93,033

F-28

In addition to the lease payments made above, during the year ended December 31, 2023, the Company paid less than $1 million (December 31, 2022 – $1 million) relating to short-term and low-value
leases which were expensed as incurred. During the year ended December 31, 2023, the Company also paid $2 million (December 31, 2022 – $2 million) in variable lease payments not included in the measurement of lease liabilities, of which $1 million (December 31, 2022 – $1 million) was included in COGS and $1 million (December 31, 2022 – $1 million) was included in SG&A. Interest expense on lease liabilities was $7 million for the year ended December 31, 2023 (December 31, 2022 – $3 million). Total cash outflow for leases for the year ended December 31, 2023 was $35 million (December 31, 2022 – $22 million).
Future minimum lease payments under
non-cancellable
leases were as follows:

December 31, 2023

2024	$29,346

2025	26,384

2026	19,475

2027	15,348

2028	24,537

Thereafter	7,569

$122,659

Less:

Imputed interest	21,886

Short-term leases	59

Low-value leases	2

Lease liabilities	$100,712
NOTE 22. INCOME TAXES
(a) Income Tax Recognized in Net Earnings
The components of income taxes were as follows:

Years ended December 31,	2023	2022
Current income taxes	$53,259	$17,945
Deferred income taxes	(10,863)	3,265
Income taxes	$42,396	$21,210
(b) Reconciliation of Income Taxes
The provision for income taxes differs from that which would be expected by applying Canadian statutory rates. A reconciliation of the difference is as follows:

Years ended December 31,	2023	2022

Loss before income taxes	$(68,528)	$(79,733)

Canadian statutory rate	23.5%	23.4%

Expected income tax provision	$(16,104)	$(18,658)

Add (deduct):

Change in unrecognized deferred tax asset	21,128	27,664

Exchange rate effects on tax basis	23,493	(2,223)

Impairment of goodwill	20,484	11,232

Earnings taxed in foreign jurisdictions	2,063	543

Amounts not deductible (taxable) for tax purposes	(8,869)	4,373

Impact of accounting for associates and joint ventures	(579)	(1,104)

Other	780	(617)
Income taxes	$42,396	$21,210

Consolidated Financial Statements | 2023 Annual Report	F-29

The applicable statutory tax rate is the aggregate of the Canadian federal income tax rate of 15.0 percent (2022 – 15.0 percent) and the Alberta provincial income tax rate of 8.5 percent (2022 – 8.4 percent).
The Company’s effective tax rate is subject to fluctuations in the Argentine peso and Mexican peso exchange rate against the U.S. dollar. Since the Company holds significant EI assets in Argentina and Mexico, the tax base of these assets are denominated in Argentine peso and Mexican peso, respectively. The functional currency is the U.S. dollar and as a result, the related local currency tax bases are revalued periodically to reflect the closing U.S. dollar rate against the local currency. Any movement in the exchange rate results in a corresponding unrealized exchange rate gain or loss being recorded as part of deferred income tax expense or recovery. During periods of large fluctuation or devaluation of the local currency against the U.S. dollar, these amounts may be significant but are unrealized and may reverse in the future. Recognition of these amounts is required by IFRS, even though the revalued tax basis does not generate any cash tax obligation or liability in the future.
(c) Income Tax Recognized in Other Comprehensive Income

Years ended December 31,	2023	2022
Deferred Tax

Arising on income and expenses recognized in other comprehensive income:

Fair value remeasurement of hedging instruments entered into for cash flow hedges	$118	$(55)

Arising on income and expenses reclassified from other comprehensive income to net earnings:

Relating to cash flow hedges	(11)	59

Total income tax recognized in other comprehensive income	$107	$4
(d) Net Deferred Tax Assets (Liabilities)
Deferred tax assets and liabilities arise from the following:

	Accounting provisions and accruals	Tax losses	Long-term assets	Exchange rate effects on tax bases	Cash flow hedges	Total 1

December 31, 2022	$4,356	$56,497	$(111,777)	$(15,769)	$-	$(66,693)

Charged to net earnings	30,159	(19,678)	22,226	(21,737)	(107)	10,863

Charged to OCI	-	-	-	-	107	107

Exchange differences	1,474	237	(3,419)	(1,551)	-	(3,259)

December 31, 2023	$35,989	$37,056	$(92,970)	$(39,057)	$-	$(58,982)
1
Net deferred tax liabilities at December 31, 2023 of $59 million consist of liabilities of $87 million net of assets of $28 million.

	Accounting provisions and accruals	Tax losses	Long-term assets	Other	Exchange rate effects on tax bases	Cash flow hedges	Total 1,2
December 31, 2021	$7,022	$6,519	$(86,255)	$511	$(10,476)	$-	$(82,679)
Acquisition (Note 6) 2	4,750	49,513	(24,033)	-	(6,538)	-	23,692
Charged to net earnings	(7,467)	1,325	1,022	-	1,859	(4)	(3,265)
Charged to OCI	-	-	-	-	-	4	4
Exchange differences	51	(860)	(2,511)	(511)	(614)	-	(4,445)
December 31, 2022	$4,356	$56,497	$(111,777)	$-	$(15,769)	$-	$(66,693)
1
Net deferred tax liabilities at December 31, 2022 of $67 million consist of liabilities of $89 million net of assets of $22 million.
2
Certain balances as at December 31, 2022 have been
re-presented
as a result of measurement period adjustments related to the Transaction as required by IFRS 3 “Business Combinations”, refer to Note 6 “Acquisition” for more information.
(e) Unrecognized Deferred Tax Assets
As at December 31, 2023, the Company did not recognize deductible temporary differences of $1,210 million (December 31, 2022 – $1,179 million) and unused Canadian tax credits of $1 million (December 31, 2022 – $1 million) for which it is unlikely that sufficient future taxable income will be available to offset against. An additional $78 million (December 31, 2022 – $75 million) of U.S. tax credits were acquired but utilization is restricted and therefore the benefit is not recognized.

F-30

The deductible temporary differences consist of:

Years ended December 31,	2023	2022 1
Canadian:
Tax losses	$336,414	$215,703
Long-term assets	667	23,896
Accounting provisions and other accruals	20,092	29,143
Foreign 2 :
Tax losses	910,300	975,297
Long-term assets	(53,940)	(53,830)
Accounting provisions and other accruals	(3,718)	(11,145)
Total unrecognized deferred tax assets	$1,209,815	$1,179,064
1
Certain balances as at December 31, 2022 have been restated as a result of measurement period adjustments related to the Transaction as required by IFRS 3 “Business Combinations”, refer to Note 6 “Acquisition” for more information.
2
The movement in foreign tax losses, long-term assets, and accounting provisions and other accruals for 2022 were primarily acquired as part of the Transaction.
The Company’s unused tax losses and tax credits are subject to expiration in the years 2024 through 2042 with some having an indefinite life.
NOTE 23. SHARE CAPITAL AUTHORIZED
The Company is authorized to issue an unlimited number of common shares. Share capital comprises only one class of ordinary shares. The ordinary shares carry a voting right and a right to a dividend.
Issued and Outstanding

	2023		2022
December 31,	Number of common shares	Common share capital	Number of common shares	Common share capital
Opening balance	123,739,020	$589,827	89,678,845	$375,524
Issued on Acquisition (Note 6)	-	-	34,013,055	213,942
Exercise of stock options	217,845	1,771	47,120	361
Closing balance	123,956,865	$591,598	123,739,020	$589,827
As a result of the Transaction on October 13, 2022, Enerflex acquired all issued and outstanding Exterran common stock in exchange for 1.021 Enerflex common shares. Enerflex issued 34,013,055 Enerflex common shares with a fair value of $214 million, based on the October 12, 2022 closing share price of $6.29.
Total dividends declared in the year were $12 million, or $0.10 per share (December 31, 2022 – $10 million, or $0.10 per share).
NOTE 24. CONTRIBUTED SURPLUS
Contributed surplus consists of accumulated stock option expense less the fair value of the options at the grant date that have been exercised and reclassified to share capital. Changes in contributed surplus were as follows:

December 31,	2023	2022
Opening balance	$660,072	$658,615
Share-based compensation	450	1,558
Exercise of stock options	(492)	(101)
Closing balance	$660,030	$660,072

Consolidated Financial Statements | 2023 Annual Report	F-31

NOTE 25. REVENUE

Years ended December 31,	2023	2022
Energy Infrastructure 1	$777,702	$381,087
After-Market Services	652,198	443,660
Engineered Systems	1,732,195	953,051
Total revenue	$3,162,095	$1,777,798
1
During the year ended December 31, 2023, the Company recognized $274 million of revenue related to operating leases in its LATAM and EH segments (December 31, 2022 – $111 million). Additionally, the Company recognized $169 million of revenue related to its NAM Contract Compression fleet (December 31, 2022 – $127 million).
Revenue by geographic location, which is attributed by destination of sale, was as follows:

Years ended December 31,	2023	2022
United States of America	$1,347,408	$890,899
Canada	350,490	261,865
Nigeria	232,481	18,420
Oman	221,538	119,906
Argentina	220,608	80,524
Iraq	193,789	25,917
Bahrain	127,009	85,540
Brazil	102,164	45,367
Australia	85,515	65,618
Mexico	84,400	64,325
Thailand	40,037	11,523
Colombia	28,977	21,278
Other	127,679	86,616
Total revenue	$3,162,095	$1,777,798
The following table outlines the Company’s unsatisfied performance obligations, by product line, as at December 31, 2023:

	Less than one year	One to two years	Greater than two years	Total
Energy Infrastructure	$537,622	$474,220	$1,236,395	$2,248,237
After-Market Services	90,047	50,023	138,850	278,920
Engineered Systems	1,277,348	201,384	20,312	1,499,044
	$1,905,017	$725,627	$1,395,557	$4,026,201
NOTE 26. SHARE-BASED COMPENSATION
(a) Share-Based Compensation Expense
The share-based compensation expense included in the determination of net earnings was:

Years ended December 31,	2023	2022
Equity-settled share-based payments	$450	$1,558
Deferred share units	(1,713)	3,622
Phantom share entitlement plan	(187)	117
Performance share units	(442)	4,172
Restricted share units	6,764	4,454
Cash performance target	2,780	2,239
Share-based compensation expense	$7,652	$16,162

F-32

(b) Equity-Settled Share-Based Payments

	2023		2022
Years ended December 31,	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning of period	3,089,229	$10.77	4,456,444	$11.66
Exercised 1	(217,845)	5.87	(47,120)	5.51
Forfeited	(318,840)	9.54	(27,286)	13.51
Expired	(254,569)	13.32	(1,292,809)	13.98
Options outstanding, end of period	2,297,975	$11.12	3,089,229	$10.77
Options exercisable, end of period	1,589,639	$12.52	1,671,421	$12.48
1
The weighted average share price of options at the date of exercise for the year ended December 31, 2023 was $8.16 (December 31, 2022 – $8.03).
The Company did not grant stock options for the years ended December 31, 2023 and 2022.
The following table summarizes options outstanding and exercisable at December 31, 2023:

	Options Outstanding			Options Exercisable
Range of exercise prices 1	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price
$5.51 – $6.68	517,559	3.62	$5.51	250,394	3.62	$5.51
$6.69 – $14.75	1,142,861	3.54	10.95	701,690	3.21	11.89
$14.76 – $16.12	637,555	1.21	15.97	637,555	1.21	15.97
Total	2,297,975	2.91	$11.12	1,589,639	2.47	$12.52
1
The range of exercise prices equal the weighted average market price of the Company’s shares on the five days preceding the effective date of the grant based on prices from the Toronto Stock Exchange.
(c) Deferred Share Units
The Company offers a DSU plan for executives and
non-employee
directors, whereby they may elect on an annual basis to receive all or a portion of their annual bonus, or retainer and fees, respectively, in DSUs. In addition, the Board may grant discretionary DSUs to executives. A specified component of non-employee
directors’ compensation must be received in DSUs. A DSU is a notional unit that entitles the holder to receive payment, as described below, from the Company equal to the implied market value calculated as the number of DSUs multiplied by the weighted average price per share on the TSX for the five trading days immediately preceding the grant.
Additional Enerflex DSUs will be credited on the regular dividend payment dates as all dividends are assumed to be reinvested.
DSUs may be granted to eligible participants on an annual basis and will vest upon being credited to the executive or non-employee
director’s account. Participants are not able to cash in their DSUs until they are no longer employed by or cease to be directors of Enerflex. The Company satisfies its payment obligation through cash payments to the participant.
DSUs represent an indexed liability of the Company relative to the Company’s share price. For the year ended December 31, 2023, the value of directors’ compensation and executive bonuses elected to be received in DSUs totalled $2 million (December 31, 2022 – $2 million). The Company paid $3 million for the year ended December 31, 2023 representing units vested in the year (December 31, 2022 – less that $1 million).

	Number of DSUs	Weighted average grant date fair value per unit
DSUs outstanding, January 1, 2022	1,625,513	$10.16
Granted	314,208	7.44
In lieu of dividends	20,817	7.65
Vested	(400,428)	6.75
DSUs outstanding, December 31, 2023	1,560,110	$10.45

Consolidated Financial Statements | 2023 Annual Report	F-33

The carrying amount of the liability relating to DSUs as at December 31, 2023 included in current liabilities was $2 million (December 31, 2022 – $3 million) and in other long-term liabilities was $8 million (December 31, 2022 – $11 million).
(d) Phantom Share Entitlement Plan
The Company utilizes a PSE plan for key employees of affiliates located in Australia and the UAE, for whom the Company’s Stock Option Plan would have negative personal taxation consequences.
The exercise price of each PSE equals the average of the market price of the Company’s shares on the TSX for the five days preceding the date of the grant. The PSEs vest at a rate of one-fifth
on each of the first five anniversaries of the date of the grant and expire on the seventh anniversary. The award entitlements for increases in the share trading value of the Company are to be paid to the recipient in cash upon exercise.
There were no PSEs granted to employees during the years ended December 31, 2023 and 2022.

	Number of PSEs	Weighted average grant date fair value per unit
PSEs outstanding, December 31, 2022	200,251	$12.21
Exercised	(13,941)	5.51
Expired	(27,397)	13.27
PSEs outstanding, December 31, 2023	158,913	$12.61
The carrying amount of the liability relating to the PSEs as at December 31, 2023 included in current liabilities was less than $1 million (December 31, 2022 – less than $1 million) and in other long-term liabilities was less than $1 million (December 31, 2022 – less than $1 million).
(e) Performance Share Units
The Company offers a PSU plan for executive officers of the Company. A PSU is a notional unit that entitles the holder to receive payment, as described below, from the Company equal to the number of vested PSUs multiplied by the weighted average price per share on the TSX and NYSE during the last five trading days immediately preceding the grant. Vesting is based on the achievement of performance measures and objectives specified by the Board of Directors. The Board of Directors assess performance to determine the vesting percentage, which can range from zero percent to 200 percent. Within 14 days after the determination of the vesting percentage, the holder will be paid for the vested PSUs either in cash or in shares of the Company acquired on the open market on behalf of the holder, at the discretion of the Company.
Additional Enerflex PSUs will be credited on the regular dividend payment dates as all dividends are assumed to be reinvested.
The Company paid $2 million for the year ended December 31, 2023 representing units vested in the year (December 31, 2022 – $2 million).

	Number of PSUs	TSX Canadian Dollar Weighted average grant date fair value per unit	Number of PSUs	NYSE US Dollar Weighted average grant date fair value per unit
PSUs outstanding, December 31, 2022	1,641,746	$8.51	-	$-
Granted	341,072	8.40	271,566	6.24
In lieu of dividends	19,150	7.81	1,163	4.30
Vested	(227,074)	9.25	-	-
Forfeited	(563,999)	6.21	-	-
PSUs outstanding, December 31, 2023	1,210,895	$9.40	272,729	$6.23
The carrying amount of the liability relating to PSUs as at December 31, 2023 included in current liabilities was $2 million (December 31, 2022 – $4 million) and in other long-term liabilities was $2 million (December 31, 2022 – $3 million).

(f)	Restricted Share Units
The Company offers a RSU plan to executive officers and other key employees of the Company or its related entities. RSUs may be granted at the discretion of the Board. An RSU is a notional unit that entitles the holder to receive payment, as described

F-34

below, from the Company equal to the number of vested RSUs multiplied by the weighted average price per share on the TSX and NYSE during the last five trading days immediately preceding the vesting date. Unless otherwise determined by the Board, RSUs vest at a rate of one-third
on the first, second, and third anniversaries of the award date. Within 30 days of the vesting date, the holder will be paid for the vested RSUs. Executive officers receive payment in the form of Company shares acquired on the open market, and other key employees receive either cash or Company shares, at the discretion of the Company.
Additional Enerflex RSUs will be credited on the regular dividend payment dates as all dividends are assumed to be reinvested.
In 2023, the Board granted 1,869,012 RSUs to executive officers and other key employees of the Company (2022 – 995,336).
In connection with the Transaction, Enerflex replaced the Exterran cash-settled share-based with 572,260 units RSU’s to executive officers and other key employees. The Company paid $9 million for units vested during the year ended December 31, 2023 (December 31, 2022 – $2 million).

	Number of RSUs	TSX Canadian Dollar Weighted average grant date fair value per unit	Number of RSUs	NYSE US Dollar Weighted average grant date fair value per unit
RSUs outstanding, December 31, 2022	2,001,833	$6.90	-	$-
Granted	1,069,821	8.53	799,191	6.27
In lieu of dividends	24,121	7.71	3,596	4.46
Vested	(933,104)	8.87	(16,388)	6.83
Forfeited	(389,079)	7.17	(57,808)	6.36
RSUs outstanding, December 31, 2023	1,773,592	$6.79	728,591	$6.24
The carrying amount of the liability included in current liabilities relating to RSUs at December 31, 2023 was $3 million (December 31, 2022 – $4 million) and in other long-term liabilities was less than $1 million (December 31, 2022 – $1 million).

(g)	Cash Performance Target Plan
The Company offers a CPT plan to certain
non-executive,
U.S.-based employees of the Company or its related entities. The plan is denominated in U.S. dollars and may be granted at the discretion of the Board. Although the liability associated with the CPT plan follows Enerflex’s share performance, no actual shares or securities are issued under the plan. The cash payment fluctuates based on the percentage of appreciation or depreciation in the share price over the life of the award, which is calculated using the last five days immediately preceding the vesting date. The cash grants are held for three years, and vest at a rate of one-third
on the first, second, and third anniversaries of the award date. Within 30 days of the vesting date, the holder will be paid for the vested cash grants, at the discretion of the Company.
During 2023, the Board of Directors did not grant CPT (2022 – $3 million). The Company paid $4 million for the year ended December 31, 2023, representing units vested in the year (December 31, 2022 – $2 million). The weighted average grant fair value per unit for December 31, 2023 was nil (December 31, 2022 – $6.29), using the average share price over the five days preceding the grant date.
The carrying amount of the liability included in current liabilities relating to CPT plan at December 31, 2023 was $1 million (December 31, 2022 – $1 million).

(h)	Employee Share Purchase Plan
The Company offers an employee share purchase plan whereby employees who meet the eligibility criteria can purchase shares by way of payroll deductions. There is a Company match of up to $1,000 per employee per annum based on contributions by the Company of $1 for every $3 contributed by the employee. Company contributions vest to the employee immediately. Company contributions are charged to SG&A when paid. This plan is administered by a third party.
NOTE 27. RETIREMENT BENEFITS PLAN
The Company sponsors arrangements for substantially all of its employees through defined contribution plans in Canada, UK, Asia, and Australia, and a 401(k) matched savings plan in the United States. In the case of the defined contribution plans, regular

Consolidated Financial Statements | 2023 Annual Report	F-35

contributions are made to the employees’ individual accounts, which are administered by a plan trustee, in accordance with the plan document. Both in the case of the defined contribution plans and the 401(k) matched savings plan, the pension expenses recorded in earnings are the amounts of actual contributions the Company is required to make in accordance with the terms of the plans.

Years ended December 31,	2023	2022
Defined contribution plans	$6,780	$5,169
401(k) matched savings plan	7,238	4,110
Net pension expense	$14,018	$9,279
NOTE 28. FINANCE COSTS AND INCOME

Years ended December 31,	2023	2022

Finance Costs

Short and long-term borrowings 1	$152,005	$46,009

Interest on lease liability	6,789	3,398
Total finance costs	$158,794	$49,407

Finance Income
Interest income	$32,402	$10,484
Net finance costs	$126,392	$38,923
1
Finance costs on short- and long-term borrowings relate primarily to interest on the Company’s Revolving Credit Facility, Term Loan and Notes. Refer to Note 20 “Long-Term Debt” for more information on interest rates on the Revolving Credit Facility, Term Loan and Notes.
NOTE 29. EARNINGS PER SHARE

Year ended December 31, 2023	Net loss	Weighted average shares outstanding	Per share
Basic	$(110,924)	123,834,242	$(0.90)
Dilutive effect of stock option conversion	-	-	-
Diluted	$(110,924)	123,834,242	$(0.90)

Year ended December 31, 2022	Net loss	Weighted average shares outstanding	Per share
Basic	$(100,943)	97,045,917	$(1.04)
Dilutive effect of stock option conversion	-	-	-
Diluted	$(100,943)	97,045,917	$(1.04)

F-36

NOTE 30. FINANCIAL INSTRUMENTS
Designation and Valuation of Financial Instruments
The Company has designated ifs financial instruments as follows:

December 31, 2023	Carrying value	Estimated fair value

Financial Assets

Cash and cash equivalents	$ 126,089	$126,089

Short-term investments	14,425	14,425

Derivative instruments in designated hedge accounting relationships	594	594

Loans and receivables:

Accounts receivable	525,854	525,854

Financial Liabilities

Derivative instruments in designated hedge accounting relationships	1,019	1,019

Other financial liabilities:

Accounts payable and accrued liabilities	561,120	561,120

Other current liabilities	7,936	7,936

Long-term debt – Revolving Credit Facility	314,705	314,705

Long-term debt – Term Loan	171,938	171,938

Long-term debt – Notes	826,625	823,198

Other long-term liabilities	18,070	18,070

December 31, 2022	Carrying value	Estimated fair value

Financial Assets

Cash and cash equivalents	$253,776	$253,776

Derivative instruments in designated hedge accounting relationships	901	901

Loans and receivables:

Accounts receivable	455,841	455,841

Preferred shares receivable	27,954	28,702

Financial Liabilities

Derivative instruments in designated hedge accounting relationships	977	977

Other financial liabilities:

Accounts payable and accrued liabilities	628,086	628,086

Long-term debt – Revolving Credit Facility	459,202	459,202

Long-term debt – Term Loan	203,160	203,160

Long-term debt – Notes	846,500	869,288

Other long-term liabilities	21,757	21,757
Designation and Valuation of Financial Instruments
The following table presents information about the Company’s financial assets and financial liabilities measured at fair value on a recurring basis as at December 31, 2023 and indicates the fair value hierarchy of the valuation techniques used to determine such fair value. During the year ended December 31, 2023, there were no transfers between Level 1 and Level 2 fair value measurements.

Consolidated Financial Statements | 2023 Annual Report	F-37

Fair values are determined using quoted market prices that are observable for the asset or liability, either directly or indirectly. Fair values determined using inputs including forward market rates and credit spreads that are readily observable and reliable, or for which unobservable inputs are determined not to be significant to the fair value, are categorized as Level 2. If there is no active market, fair value is established using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable market data where possible, including recent arm’s-length
market transactions, and comparisons to the current fair value of similar instruments. Where this is not feasible, inputs such as liquidity risk, credit risk, and volatility are used.

	Carrying value	Fair Value
		Level 1	Level 2	Level 3
Financial Assets
Short-term investments	$14,425	$-	$14,425	$-
Derivative financial instruments	594	-	594	-

Financial Liabilities
Derivative financial instruments	$1,019	$-	$1,019	$-
Long-term debt – Notes	826,625	-	823,198	-
Cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, other current liabilities, and other liabilities are reported at amounts approximating their fair values on the consolidated statement of financial position. The fair values approximate the carrying values for these instruments due to their short-term nature.
The fair value of derivative financial instruments is measured using the discounted value of the difference between the contract’s value at maturity based on the contracted foreign exchange rate and the contract’s value at maturity based on prevailing exchange rates. The Company’s credit risk is also taken into consideration in determining fair value.
Long-term debt associated with the Company’s Notes is recorded at amortized cost using the effective interest rate method. Transaction costs associated with the debt were deducted from the debt and are being recognized using the effective interest rate method over the life of the related debt. The fair value of these Notes, determined on a discounted cash flow basis using a weighted average discount rate of 9.0 percent, was $823 million at December 31, 2023.
Preferred Shares
The Company previously held preferred shares that were initially recorded at fair value, subsequently measured at amortized cost and recognized as long-term receivables in Other assets. During the first quarter of 2023, the Company redeemed these preferred shares and recognized a gain in excess of the carrying value, which is included in the consolidated statements of loss. The carrying value and estimated fair value of the preferred shares at December 31, 2022 was $28 million and $29 million, respectively.
Derivative Financial Instruments and Hedge Accounting
Foreign exchange contracts are transacted with financial institutions to hedge foreign currency denominated obligations and cash receipts related to purchases of inventory and sales of products.
The following table summarizes the Company’s commitments to buy and sell foreign currencies as at December 31, 2023:

		Notional amount	Maturity
Canadian Dollar Denominated Contracts
Purchase contracts	USD	$ 30,780	January 2024 –December 2024
Sales contracts	USD	(21,321)	January 2024 –November 2024
Management estimates that a loss of less than $1 million would be realized if the contracts were terminated on December 31, 2023. Certain of these forward contracts are designated as cash flow hedges and accordingly, a loss of less than $1 million has been included in other comprehensive income for the year ended December 31, 2023 (December 31, 2022 – gain of less than $1 million). These losses are not expected to affect net earnings as the losses will be reclassified to net earnings and will offset losses recorded on the underlying hedged items, namely foreign currency denominated accounts payable and accounts receivable. The amount removed from other comprehensive income during the year and included in the carrying amount of the

F-38

hedged items for the year ended December 31, 2023, was a gain of less than $1 million (December 31, 2022 – loss of less than $1 million).
All hedging relationships are formally documented, including the risk management objective and strategy. On an on-going
basis, an assessment is made as to whether the designated derivative financial instruments continue to be effective in offsetting changes in cash flows of the hedged transactions.
Risks Arising from Financial Instruments and Risk Management
In the normal course of business, the Company is exposed to financial risks that may potentially impact its operating results in any or all of its business segments. The Company employs risk management strategies with a view to mitigating these risks on a cost-effective basis. Derivative financial agreements are used to manage exposure to fluctuations in exchange rates and interest rates. The Company does not enter into derivative financial agreements for speculative purposes.
Foreign Currency Translation Exposure
In the normal course of operations, the Company is exposed to movements in the U.S. dollar, the Australian dollar, and the Brazilian real. In addition, Enerflex has significant international exposure through export from its Canadian operations, as well as a number of foreign subsidiaries, the most significant of which are located in the United States, Argentina, Brazil, Colombia, Mexico, Bahrain, Oman, the UAE, and Australia.
The types of foreign exchange risk and the Company’s related risk management strategies are as follows:
Transaction Exposure
The Canadian operations of the Company source the majority of its products and major components from the United States. Consequently, reported costs of inventory and the transaction prices charged to customers for equipment and parts are affected by the relative strength of the Canadian dollar. The Company also sells compression and processing packages in foreign currencies, primarily the U.S. dollar. Most of Enerflex’s international orders are manufactured in the United States if the contract is denominated in U.S. dollars. This minimizes the Company’s foreign currency exposure on these contracts.
The Company identifies and hedges all significant transactional currency risks. The Company has implemented a hedging policy, applicable primarily to the Canadian domiciled business units, with the objective of securing the margins earned on awarded contracts denominated in currencies other than Canadian dollars. In addition, the Company may hedge input costs that are paid in a currency other than the home currency of the subsidiary executing the contract.
Translation Exposure
The Company’s earnings from and net investment in foreign subsidiaries are exposed to fluctuations in exchange rates. The Company is also exposed to the translation risk of monetary items in their local currency to their functional currency. The currencies with the most significant impact are the U.S. dollar (“USD”), Australian dollar (“AUD”), and Brazilian real (“BRL”). Enerflex uses foreign currency borrowings to hedge against the exposure that arises from foreign subsidiaries that are translated to the Canadian dollar through a net investment hedge. As a result, foreign exchange gains and losses on the translation of US$621 million in designated foreign currency borrowings are included in accumulated other comprehensive income (loss) for the year ended December 31, 2023.
Assets and liabilities denominated in foreign currencies are translated into Canadian dollars using the exchange rates in effect at the reporting dates. Unrealized translation gains and losses are deferred and included in accumulated other comprehensive income. The cumulative currency translation adjustments are recognized in earnings when there has been a reduction in the net investment in the foreign operations.
Earnings from foreign operations are translated into Canadian dollars each period at average exchange rates for the period. As a result, fluctuations in the value of the Canadian dollar relative to these other currencies will impact reported net earnings. The following table shows the effect of a five percent weakening of the Canadian dollar against the U.S. dollar, Australian dollar, and Brazilian real on net earnings before tax for the year ended December 31, 2023, all else being equal. A five percent strengthening of the Canadian dollar would have an equal and opposite effect. This sensitivity analysis is provided as an indicative range in a volatile currency environment.

Canadian dollar weakens by five percent	USD	AUD	BRL
Earnings from foreign operations
Earnings before income taxes	$5,920	$28	$(1,726)

Consolidated Financial Statements | 2023 Annual Report	F-39

Sensitivity Analysis
The following sensitivity analysis is intended to illustrate the sensitivity to changes in foreign exchange rates on the Company’s financial instruments and show the impact on net earnings and other comprehensive income. Financial instruments affected by currency risk include cash and cash equivalents, accounts receivable, accounts payable, derivative financial instruments, and long-term debt. The following table shows the Company’s sensitivity to a five percent weakening of the Canadian dollar against the U.S. dollar, Australian dollar, and Brazilian real. A five percent strengthening of the Canadian dollar would have an equal and opposite effect. This sensitivity analysis relates to the position as at December 31, 2023 and for the year then ended.

Canadian dollar weakens by five percent	USD	AUD	BRL
Financial instruments held in foreign operations

Other comprehensive income	$12,446	$639	$246

Financial instruments held in Canadian operations

Earnings before income taxes	$(10,042)	$-	$-
The movement in net earnings before tax in Canadian operations is a result of a change in the fair values of financial instruments. The majority of these financial instruments are hedged.
With the ongoing devaluation of the Argentine peso (“ARS”), caused by high inflation, the Company is at risk for foreign exchange losses on its cash balances denominated in ARS. During the year ended December 31, 2023, the Company had foreign exchange losses in Argentina of $83 million. If the ARS weakens by five
percent, the Company could experience additional foreign exchange losses of $1 million. There is a risk of higher losses based on the further devaluation of the ARS. The Company will continue to explore its options to minimize the impact of future devaluation.
Interest Rate Risk
The Company’s liabilities include long-term debt that is subject to fluctuations in interest rates. The Company’s Notes outstanding at December 31, 2023 has a fixed interest rate and therefore the related interest expense will not be impacted by fluctuations in interest rates. Conversely, the Company’s Revolving Credit Facility and Term Loan are subject to changes in market interest rates.
For each
one
percent change in the rate of interest on the Revolving Credit Facility and Term Loan, the change in annual interest expense would be $3 million. All interest charges are recorded in the consolidated statements of loss as finance costs.
Credit Risk
Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, short-term investments, accounts receivable, net investment in finance lease, and derivative financial instruments.
The Company manages its credit risk on cash and cash equivalents and short-term investments by investing in instruments issued by credit-worthy financial institutions and in short-term instruments issued by the federal government.
The Company has accounts receivable from clients engaged in various industries. These specific industries may be affected by economic factors that may impact accounts receivable. Credit quality of the customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Credit is extended based on an evaluation of the customer’s financial condition and, generally, advance payment is not required. Outstanding customer receivables are regularly monitored and an allowance for doubtful accounts is established based on expected credit losses.
The Company evaluates the concentration of risk at December 31, 2023 with respect to trade receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets. At December 31, 2023 and 2022, the Company had no individual customers that accounted for more than 10 percent of its revenue or accounts receivable. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in this note. The Company does not hold collateral as security.
The credit risk associated with the net investment in finance leases arises from the possibility that the counterparties may default on their obligations. In order to minimize this risk, the Company enters into finance lease transactions only in select circumstances. Close contact is maintained with the customer over the duration of the lease to ensure visibility to issues as and if they arise.
The credit risk associated with derivative financial instruments arises from the possibility that the counterparties may default on their obligations. In order to minimize this risk, the Company enters into derivative transactions only with highly-rated financial institutions.

F-40

Liquidity Risk
Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. In managing liquidity risk, the Company has access to a significant portion of its Revolving Credit Facility for future drawings to meet the Company’s requirements for investments in working capital and capital assets.

($ thousands)	December 31, 2023
Cash and cash equivalents	$126,089
Short-term investments	14,425
Total Revolving Credit Facility (US$700,000)	925,820
Less:
Drawings on the Revolving Credit Facility	314,705
Letters of Credit 1	137,982
Available for future drawings	$613,647
1
This represents the letters of credit that the Company has funded with the Revolving Credit Facility. Additional letters of credit of $48 million (US$36 million) are funded from the US$70 million LC Facility. Refer to Note 20 “Long-Term Debt” for more information.
The Company continues to meet the covenant requirements of its funded debt, including the Revolving Credit Facility, Term Loan and Notes. Senior secured net funded debt, defined as borrowings under the Revolving Credit Facility and Term Loan, net of cash, to EBITDA ratio is
0.7:1
, compared to a maximum ratio of
2.5:1
, and a net funded debt to EBITDA (“bank-adjusted net debt to EBITDA”) ratio of
2.3:1
, compared to a maximum ratio of
4.0:1
, and an interest coverage ratio of
4.2:1
compared to a minimum ratio of
2.5:1
. The interest coverage ratio is calculated by dividing the trailing
12-month
EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe.
A liquidity analysis of the Company’s financial instruments has been completed on a maturity basis. The following table outlines the cash flows, including interest associated with the maturity of the Company’s financial liabilities, as at December 31, 2023:

($ thousands)	Less than 3 months	3 months to 1 year	Greater than 1 year	Total
Derivative financial instruments

Foreign currency forward contracts	$596	$423	$-	$1,019

Accounts payable and accrued liabilities	561,120	-	-	561,120

Other current liabilities	7,936	-	-	7,936

Long-term debt – Revolving Credit Facility	-	-	314,705	314,705

Long-term debt – Term Loan	13,226	39,678	119,034	171,938

Long-term debt – Notes	-	-	826,625	826,625

Other long-term liabilities	-	-	18,070	18,070
The Company expects that cash flows from operations in 2024, together with cash and cash equivalents on hand, short-term investments, the Revolving Credit Facility and the Term Loan, will be more than sufficient to fund its requirements for investments in working capital and capital assets.
NOTE 31. CAPITAL DISCLOSURES
The capital structure of the Com
pan
y consists of net debt plus shareholders’ equity.

Years ended December 31,	2023	2022
Long-term debt	$1,214,918	$1,390,325
Cash and cash equivalents	(126,089)	(253,776)
Net debt	$1,088,829	$1,136,549
Total shareholders’ equity	1,394,022	1,542,908

Total capital	$2,482,851	$2,679,457

Consolidated Financial Statements | 2023 Annual Report	F-41

The Company manages its capital to ensure that entities in the Company will be able to continue to grow while maximizing the return to shareholders through the optimization of the debt and equity balances. The Company adjusts its capital structure in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new Company shares, or access debt markets.
The Company remains focused on maintaining a strong financial position and to continue reducing its debt levels.
The Company formally reviews the capital structure on an annual basis and monitors it on an on-going basis. As part of this review, the cost of capital and the risks associated with each class of capital are considered.
NOTE 32. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in working capital and other during the period:

Years ended December 31,	2023	2022
Accounts receivable	$(70,013)	$(56,861)
Contract assets	55	(45,169)
Inventories	(20,100)	(78,697)
Work-in-progress related to finance leases	41,986	(5,817)
Finance leases receivable	24,965	(81,049)
Income taxes receivable	6,307	3,097
Prepayments	(5,181)	(35,198)
Net assets held for sale	(2,906)	-
Long-term receivables related to preferred shares	27,954	-
Accounts payable and accrued liabilities and provisions 1	(42,586)	77,875
Income taxes payable	(556)	(11,042)
Deferred revenue	22,336	179,497
Other current liabilities	7,936	-
Foreign currency and other	23,530	(17,954)
Net change in working capital and other	$13,727	$(71,318)
1
The change in accounts payable and accrued liabilities and provisions represents only the portion relating to operating activities.
Cash interest and cash taxes paid and received during the period:

Years ended December 31,	2023	2022
Interest paid – short- and long-term borrowings	$143,114	$29,640
Interest paid – lease liabilities	6,789	3,398
Total interest paid	$149,903	$33,038
Interest received	36,168	1,269

Taxes paid	56,644	27,813
Taxes received	1,024	5,399

F-42

Changes in liabilities arising from financing activities during the period:

Years ended December 31,	2023	2022
Long-term debt, opening balance	$1,390,325	$331,422
Debt assumed on Acquisition (Note 6)	-	1,022,112
Changes from financing cash flows	(164,089)	90,973
The effect of changes in foreign exchange rates	(31,557)	(4,099)
Amortization of deferred transaction costs	14,488	4,046
Accretion of Notes discount	10,635	2,070
Debt transaction costs	(4,884)	(56,199)
Long-term debt, closing balance	$1,214,918	$1,390,325
NOTE 33. GUARANTEES, COMMITMENTS, AND CONTINGENCIES
Guarantees
As of December 31, 2023, the Company had outstanding letters of credit of $186 million (December 31, 2022 – $175 million). Of the total outstanding letters of credit, $138 million (December 31, 2022 – $175 million) are funded from the Revolving Credit Facility and $48 million (US$36 million) (December 31, 2022 – nil) are funded from the US$70 million LC Facility.
Commitments
The Company has purchase obligations over the next three years as follows:

2024	$528,003
2025	22,047
2026	937
Legal Proceedings
On January 31, 2022, the Local Labor Board of the State of Tabasco in Mexico (the “Labor Board”) awarded a former employee of Exterran MXN$2,152 million plus other benefits that could increase the award to MXN$2,431 million in connection with a dispute relating to the employee’s severance pay following termination of their employment in 2015.
Enerflex believes the order of the Labor Board is in error and has no credible basis in law or fact. In 2017, the Labor Board ruled that the former employee was entitled to approximately MXN$1.4 million as severance based on an appellate court’s determination that the employee’s salary was approximately MXN$3,500 per day. However, the Labor Board’s January 2022 order significantly increased the amount the employee is owed, ignoring the actual salary that had been established by the appellate court and, instead, basing it on a salary that the former employee never actually received while working for Exterran.
Enerflex has appealed the decision, and the appeal is pending before the courts in Mexico. In the meantime, the Company is pursuing all other available avenues to preserve its rights, including rights under the USMCA investment treaty arguing that the conduct of the Labor Board in Mexico amounts to violations of protections available under the North American Free Trade Agreement.
The Company is involved in litigation and claims associated with normal operations against which certain provisions may be made in the Financial Statements. Management is of the opinion that any resulting settlement arising from the litigation would not materially affect the consolidated financial position, results of operations, or liquidity of the Company.

Consolidated Financial Statements | 2023 Annual Report	F-43

NOTE 34. RELATED PARTY TRANSACTIONS

(a)	Key Management Compensation
Key management includes members of the Board and executive management. Remuneration of directors and executive management is determined by the Board having consideration of overall performance of individuals and market trends. Information on key management compensation is shown below:

Years ended December 31,	2023	2022
Salaries, Director fees and other short-term benefits	$5,580	$6,350
Post-employment compensation 1	690	721
Share-based payments	8,446	8,315
1
Post-employment compensation represent the present value of future pension benefits earned during the year.

(b)	Other Related Party Transactions
Enerflex transacts with certain related parties in the normal course of business. Related parties include the Company’s 45 percent equity investment in Roska DBO and the Company’s 65 percent interest in a joint venture in Brazil.
All transactions occurring with related parties were in the normal course of business operations under the same terms and conditions as transactions with unrelated companies. A summary of the financial statement impacts of all transactions with all related parties is as follows:

Years ended December 31,	2023	2022
Associate – Roska DBO
Revenue	$2,543	$1,755
Purchases	-	4
Accounts receivable	12	22
All related party transactions are settled in cash. There were no
transactions with the joint venture in Brazil.
NOTE 35. SEASONALITY
The energy sector in Canada and in some parts of the USA has a distinct seasonal trend in activity levels which results from well-site access and drilling pattern adjustments to take advantage of weather conditions. Generally, the Company has experienced higher revenues in the fourth quarter of each year related to these seasonal trends. Revenues are also impacted by both the Company’s and its customers’ capital investment decisions. The LATAM and EH segments are not significantly impacted by seasonal variations, while certain parts of the USA can be impacted by seasonal trends depending on customer activity, demand, and location. Variations from these trends usually occur when hydrocarbon energy fundamentals are either improving or deteriorating.
NOTE 36. SEGMENTED INFORMATION
The Company has identified three reporting segments for external reporting:

●	NAM consists of operations in Canada and the USA.
●	LATAM consists of operations in Argentina, Bolivia, Brazil, Colombia, Mexico, and Peru.
●	EH consists of operations in the Middle East, Africa, Europe, Australia and Asia.
Each segment generates revenue from the EI, AMS and ES product lines.
The accounting policies of these reportable operating segments are the same as those described in Note 3
“Summary of Material Accounting Policies”
.
For internal Management reporting, the Company’s Chief Operating Decision Maker (“CODM”) has identified four operating segments which include: Canada, USA, LATAM, and EH. Each of the operating segments are supported by the Corporate head office. Corporate overheads are allocated to the operating segments based on revenue. In assessing its reporting and operating

F-44

segments, the Company considered geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of customers for its products and services, and distribution methods used. These considerations also factored into the decision to combine Canada and USA into one reporting segment. For each of the operating segments, the CODM reviews internal management reports on at least a quarterly basis.
The following tables provide certain financial information by the Company’s reporting segments.
Revenues and Operating Income

Years ended December 31,	North America		Latin America		Eastern Hemisphere		Total
	2023	2022	2023	2022	2023	2022	2023	2022
Segment revenue	$1,939,778	$1,303,885	$473,824	$221,628	$792,716	$349,247	$3,206,318	$1,874,760
Intersegment revenue	(33,168)	(93,778)	(1,295)	(434)	(9,760)	(2,750)	(44,223)	(96,962)
Revenue	$1,906,610	$1,210,107	$472,529	$221,194	$782,956	$346,497	$3,162,095	$1,777,798
EI	171,276	141,900	335,532	129,723	270,894	109,464	777,702	381,087
AMS	385,814	298,333	76,792	38,057	189,592	107,270	652,198	443,660
ES	1,349,520	769,874	60,205	53,414	322,470	129,763	1,732,195	953,051
Gross Margin	364,497	195,503	115,569	50,015	137,080	77,198	617,146	322,716
SG&A	194,870	179,862	71,538	47,379	129,467	74,001	395,875	301,242
Foreign exchange loss	398	872	58,398	17,290	137	1,040	58,933	19,202
Operating income (loss)	$169,229	$14,769	$(14,367)	$(14,654)	$7,476	$2,157	$162,338	$2,272
Segment Assets

	North America		Latin America		Eastern Hemisphere		Total
As at December 31,	2023	2022 1	2023	2022 1	2023	2022 1	2023	2022 1
Segment assets	$1,606,304	$1,602,755	$631,577	$829,676	$1,099,817	$828,517	$3,337,698	$3,260,948
Goodwill 2	220,657	224,992	-	89,264	351,153	360,140	571,810	674,396
Corporate	-	-	-	-	-	-	2,472	322,724
Total segment assets	$1,826,961	$1,827,747	$631,577	$918,940	$1,450,970	$1,188,657	$3,911,980	$4,258,068
1
Certain balances as at December 31, 2022 have been
re-presented
as a result of measurement period adjustments for the acquisition of Exterran as required by IFRS 3 “Business Combinations”, refer to Note 6 “Acquisition” for more information.
2
The total amount of goodwill in the Canada and USA operating segments are $40 million and $181 million, respectively (December 31, 2022 – $40 million and $185 million, respectively).
NOTE 37. SUBSEQUENT EVENTS
Subsequent to December 31, 2023, Enerflex declared a quarterly dividend of $0.025 per share, payable on May 1, 2024, to shareholders of record on March 13, 2024. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

Consolidated Financial Statements | 2023 Annual Report	F-45